AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1997
                                          REGISTRATION STATEMENT NO. 333-15967
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   ----------
                              AMENDMENT NO. 3 TO
                                  FORM SB-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                   ----------
                  ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           FLORIDA                         3577                     59-2327-381
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)

                                                                                     SLAV STEIN, PRESIDENT
                                                                          ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                       1810 N.E. 144TH STREET                                       1810 N.E. 144TH STREET
                     NORTH MIAMI, FLORIDA 33181                                   NORTH MIAMI, FLORIDA 33181
                           (305) 944-7710                                               (305) 944-7710
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,        (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)        INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   ----------
                       COPIES OF ALL COMMUNICATIONS TO:

      PHILIP B. SCHWARTZ, ESQ.                   LESLIE J. CROLAND, ESQ.          ROBERT ALTENBACH, ESQ.
 AKERMAN, SENTERFITT & EIDSON, P.A.        LUCIO, MANDLER, CROLAND, BRONSTEIN,    JOHNSON & MONTGOMERY
         ONE S.E. 3RD AVENUE                GARBETT, STIPHANY & MARTINEZ, P.A.  3060 PEACHTREE ROAD, N.W.
             28TH FLOOR                      701 BRICKELL AVENUE, SUITE 2000          SUITE 400
      MIAMI, FLORIDA 33131-1704                    MIAMI, FLORIDA 33131           ATLANTA, GEORGIA
           (305) 374-5600                             (305) 579-0012               (404) 262-1000

                                   ----------
               APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after this Registration Statement becomes effective.


   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

                       CALCULATION OF REGISTRATION FEE
============================================================================================================================
                                                             PROPOSED
                                             AMOUNT          MAXIMUM             PROPOSED
     TITLE OF EACH CLASS                      TO BE       OFFERING PRICE         AGGREGATE                    AMOUNT OF
OF SECURITIES TO BE REGISTERED              REGISTERED     PER SHARE(1)       OFFERING PRICE(1)           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------

Common Stock, $.001(2)                         862,500        $6.50              $5,606,250               $    1,698.86
---------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrants(3)              862,500        $.125              $  107,812.50            $       32.67
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001(4)                         862,500        $7.475             $6,447,187.5             $    1,953.69
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001(5)                          75,000        $8.45              $  633,750               $      192.05
---------------------------------------------------------------------------------------------------------------------------
Underwriters' Common Stock
  Purchase Warrants(5)                          75,000        $.1625             $12,187.50                             (6)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001(7)                          75,000        $7.475             $  560,625               $      169.87
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                                     $    4,047.14
---------------------------------------------------------------------------------------------------------------------------
Total paid with prior filings                                                                             $    4,047.14
---------------------------------------------------------------------------------------------------------------------------
Total paid with this filing                                                                               $           0
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2) Includes shares of Common Stock issuable in connection with the exercise of the Underwriters' over-allotment option.
(3) Includes Common Stock Purchase Warrants issuable in connection with the exercise of the Underwriters' over-allotment warrants.
(4) Issuable upon exercise of the Common Stock Purchase Warrants.
(5) Issuable upon the exercise of the Underwriters' Warrants, together with such indeterminate number of shares of Common Stock as may be issuable by reason of the antidilution provisions contained therein.
(6) No fee due pursuant to Rule 457(g).
(7) Issuable upon the exercise of the Warrants underlying the Underwriters' Warrants, together with such indeterminate number of shares of Common Stock as may be issuable by reason of the antidilution provisions contained therein.


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

                             ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.

ITEM NUMBER AND CAPTION IN FORM SB-2               LOCATION OR CAPTION IN PROSPECTUS
------------------------------------               ---------------------------------
1. Front of Registration Statement and Outside
     Front Cover of Prospectus.....................Outside Front Cover Page

2. Inside Front and Outside Back Cover Pages of
     Prospectus....................................Inside Front and Outside Back Cover Pages

3. Summary Information and Risk Factors............Prospectus Summary; Risk Factors

4. Use of Proceeds.................................Use of Proceeds

5. Determination of Offering Price.................Outside Front Cover; Underwriting

6. Dilution........................................Dilution

7. Selling Security Holders........................Not Applicable

8. Plan of Distribution............................Outside Front Cover Page; Underwriting

9. Legal Proceedings...............................Business--Litigation

10. Directors, Executive Officers, Promoters,
      and Control Persons..........................Management

11. Security Ownership of Certain Beneficial
      Owners and Management........................Principal Shareholders; Certain Transactions

12. Description of Securities......................Description of Capital Stock

13. Interest of Named Experts and Counsel..........Legal Matters; Experts

14. Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities..............................Management--Indemnification; Underwriting

15. Organization Within Last Five Years............Not Applicable

16. Description of Business........................Prospectus Summary; Risk Factors; Management's
                                                     Discussion and Analysis of Financial Condition and Results of
                                                     Operation; Business; Management; Principal Shareholders

17. Management's Discussion and Analysis or Plan
      of Operation.................................Management's Discussion and Analysis of
                                                     Financial Condition and Results of Operation

18. Description of Property........................Business--Property

19. Certain Relationships and Related
      Transactions.................................Principal Shareholders; Certain Transactions

20. Market for Common Equity and Related
      Stockholder Matters..........................Outside Front Cover Page; Risk Factors;
                                                     Dividends; Description of Capital Stock;
                                                     Principal Shareholders

21. Executive Compensation.........................Management--Executive Compensation and
                                                     Employment Agreements

22. Financial Statements...........................Financial Statements

23. Changes In and Disagreements With Accountants
      on Accounting and Financial Disclosure.......Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED FEBRUARY 6, 1997
PROSPECTUS

                      750,000 SHARES OF COMMON STOCK AND
              750,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

   ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. ---------- Advanced Electronic Support Products, Inc. (the "Company") hereby offers 750,000 shares of Common Stock, par value $.001 per share (the "Common Stock") and 750,000 Redeemable Common Stock Purchase Warrants (the "Warrants"). The shares of Common Stock and the Warrants will be purchased separately. Each Warrant is transferable immediately upon issuance and entitles the holder thereof to purchase one share of Common Stock at a price per share equal to 115% of the initial public offering price of the Common Stock during the four year period commencing on the first anniversary of the effective date of this Offering (the "First Exercise Date"). The Warrants are redeemable by the Company at $.01 per Warrant upon 30 days' prior written notice to the holders thereof, if the average closing price of the Common Stock equals or exceeds 175% of the initial public offering price of the Common Stock for the 20 consecutive trading days ending not more than three days prior to the date of the notice of redemption. See "Description of Securities."

  Prior to this offering (the "Offering"), there has not been a public market for the Common Stock or the Warrants and there can be no assurance that any such market will develop. It is currently estimated that the initial public offering price of the Common Stock will be between $5.50 and $6.50 per share and for the Warrants will be $.125 per Warrant. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company intends to apply for inclusion of its Common Stock and Warrants on the Nasdaq SmallCap Market under the symbols "AESP" and "AESPW" and on the Chicago Stock Exchange (the "CSE") under the proposed symbols "ASP" and "ASPW", although no assurance can be given that such applications will be successful.

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, INCLUDING WITHOUT LIMITATION A RISK THAT THIS PROSPECTUS MAY NOT BE CURRENT DURING THE EXERCISE PERIOD OF THE WARRANTS.

   The Company's principal shareholders, Slav Stein and Roman Briskin, own 812,500 shares of the Company's outstanding Common Stock, constituting 52% of the shares to be outstanding upon completion of the Offering (assuming no exercise of the underwriters' over-allotment option or the Warrants). Immediately prior to the Offering, the Company will issue to Messrs. Stein and Briskin subordinated promissory notes (the "Principal Shareholders' Notes") to reimburse them for lost tax benefits which would otherwise be available to them based upon the conversion of the Company from an S-corporation for federal income tax purposes to a C-corporation. The Principal Shareholders' Notes would have aggregated $1,612,043 at September 30, 1996 and will be convertible into Common Stock at a conversion price of $4.00 per share. After accounting for a $200,000 payment on these notes (which will be made to Messrs. Stein and Briskin from the proceeds of the Offering), the Principal Shareholders' Notes would be convertible into 353,010 shares of Common Stock. In addition, Messrs. Stein and Briskin hold options to purchase an aggregate of 450,000 shares of Common Stock, of which 200,000 are currently exercisable. If Messrs. Stein and Briskin were to immediately convert their notes and currently exercisable options (of which there can be no assurance), they would own 1,365,510 shares of Common Stock, constituting 64.6% (61.3% if the underwriters' over-allotment option referenced below is fully exercised) of shares to be outstanding upon completion of the Offering (assuming no exercise of the Warrants). For a complete description of the terms of the Principal Shareholders' Notes, see "Risk Factors--Control By Insiders," "Certain Transactions" and "Principal Shareholders."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                      A CRIMINAL OFFENSE.

===============================================================================
                                                  UNDERWRITING
                                    PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                     PUBLIC      COMMISSIONS(1)  THE COMPANY(2)
-------------------------------------------------------------------------------
Per Share of Common Stock             $             $                $
-------------------------------------------------------------------------------
Per Warrant                           $             $                $
-------------------------------------------------------------------------------
Total(3)                              $             $                $
===============================================================================
                                                       (FOOTNOTES ON NEXT PAGE)

   The shares of Common Stock are offered by the Underwriters on a firm-commitment basis, subject to prior sale, when, as and if accepted by them and subject to certain conditions. Delivery of the shares of Common Stock and the Warrants to the Underwriters is expected to be made at ______________, on or about February __, 1997.

CORPORATE SECURITIES GROUP, INC.                       ARGENT SECURITIES, INC.

                 The date of this Prospectus is        , 1997

                   ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.

[Photos]

   The Company's headquarters and warehouse facility located in North Miami, Florida

[Photos]

   The Company sells computer connectivity and networking products, examples of which are illustrated to the right.

----------
(FOOTNOTES FROM PREVIOUS PAGE)

(1) Does not include compensation to Corporate Securities Group, Inc. and
    Argent Securities, Inc., as the co-managing underwriters (the "Representatives") among the companies underwriting this Offering (the "Underwriters") in the form of (i) a 3% non-accountable expense allowance,
    (ii) warrants to purchase up to 75,000 shares of Common Stock and 75,000 Warrants exercisable at 130% of the Price to Public (the "Underwriters' Warrants") and (iii) a financial advisory agreement for the Representatives to act as an investment banker for the Company for a period of two years for an aggregate fee of $48,000 ($2,000 per month), payable at the closing of the Offering. In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."


(2) Before deducting expenses of the Offering payable by the Company, estimated at $462,766, including the non-accountable expense allowance payable to the Underwriters.


(3) The Company has granted the Underwriters a 45-day over-allotment option to purchase up to 112,500 additional shares of Common Stock and 112,500 additional Warrants on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the
    total Price to Public will be $         , the total Underwriting Discounts
    and Commissions will be $        and the total Proceeds to the Company
    will be $         . See "Underwriting."

                                  * * * * *

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

   THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, REFERENCES TO THE COMPANY REFER TO THE COLLECTIVE OPERATIONS OF ADVANCED ELECTRONICS SUPPORT PRODUCTS, INC., A FLORIDA CORPORATION ("AESP"), AESP COMPUTERZUBEHOR GMBH ("AESP GERMANY") AND ADVANCED ELECTRONIC SUPPORT PRODUCTS COMPUTERTILLBEHOR I SWEDEN AKTIEBOLAG ("AESP SWEDEN").

   UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL INFORMATION CONTAINED IN THIS PROSPECTUS (I) HAS BEEN ADJUSTED TO REFLECT A FORWARD STOCK SPLIT, TO BE EFFECTED IMMEDIATELY PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART (THE "EFFECTIVE DATE"), IN WHICH THE 66 2/3 SHARES OF COMMON STOCK OUTSTANDING WILL BE CONVERTED INTO 812,500 SHARES OF COMMON STOCK, AND (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION OR THE WARRANTS. ADDITIONALLY, IMMEDIATELY PRIOR TO THE EFFECTIVE DATE,
(I) THE COMPANY WILL OPT OUT OF ITS STATUS AS AN S-CORPORATION FOR FEDERAL INCOME TAX PURPOSES, AND (II) THE PRINCIPAL SHAREHOLDERS OF THE COMPANY (SLAV STEIN AND ROMAN BRISKIN) WILL CONTRIBUTE THEIR STOCK INTERESTS IN AESP GERMANY AND AESP SWEDEN TO AESP FOR NO ADDITIONAL CONSIDERATION. SEE "BUSINESS" AND "CERTAIN TRANSACTIONS."

                                 THE COMPANY

   The Company designs, manufactures, markets and distributes computer connectivity and networking products nationally and internationally. The Company currently offers a broad range of products to its customers, including computer cables, connectors, installation products, data sharing devices, and fiber optic cables, as well as a complete selection of networking products, such as networking interface cards, hubs, transceivers, and repeaters for different networking topologies. The Company works with various manufacturers that manufacture and assemble the Company's products using designs and manufacturing specifications (including quality control) provided by the Company. For these designs and manufacturing specifications, the Company uses its own designs as well as standard industry designs. The Company also assembles a very small percentage of its products at the Company's North Miami Beach facility. The Company's manufacturers are located primarily in the Far East, allowing the Company to maintain competitive pricing for its products due to comparatively lower labor-related costs of production in the Far East. The Company offers its products to a broad range of customers, including both original equipment manufacturers ("OEM") and retail customers (such as computer superstores and dealers, and mail order customers) in North America, Latin America, Eastern and Western Europe, and Japan.

   The Company was founded in 1983 and until 1990 primarily offered connectivity products for use with Apple computers. In 1991, the Company expanded its product base to include PC (i.e., non-Apple) connectivity products which connect computers with peripheral products, such as printers, and networking products which allow customers to network computers, for example, with other computers. Since 1993, the Company has achieved significant sales growth in the United States, and, through AESP Germany and AESP Sweden, significant sales growth in Europe. In 1995, the Company began warehousing products in Germany to accommodate its growing product line and to better service its expanding base of European customers, including those in Eastern Europe.

   The Company's growth strategy is to increase revenues and operating income by increasing its shares of its existing markets and expanding into new markets. The Company intends to achieve this by continuing to increase the breadth of its product lines and by continuing to expand its marketing efforts to current and potential customers. The Company also intends to grow through acquisitions of other companies, assets and product lines that would complement or expand the Company's business. No material commitments or binding agreements have been entered into to date and there can be no assurance that any acquisitions will be consummated.

   The Company's headquarters and its primary warehouse facility are located at 1810 N.E. 144th Street, North Miami, Florida 33181. The Company's telephone number is (305) 944-7710.


                                 THE OFFERING
Securities Offered by the Company  ........750,000 shares of Common Stock and 750,000 Warrants.
                                           See "Description of Securities."(1)

Warrants...................................Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price per share equal to
                                           115% of the initial public offering price of the Common
                                           Stock during the four year anniversary commencing on the
                                           first anniversary of the effective date of this Offering
                                           (the "First Exercise Date"). The Warrants are each
                                           redeemable by the Company at a redemption price of $.01
                                           per Warrant, at any time after the First Exercise Date,
                                           upon 30 days' prior written notice to the holders thereof, if the average closing price of the Common Stock equals or exceeds 175% of the initial public offering price of the
                                           Common Stock for the 20 consecutive trading days ending
                                           three days prior to the date of the notice of redemption.
                                           See "Description of Securities."

Securities Outstanding after the Offering..1,562,500 shares of Common Stock and 750,000 Warrants(1)(2)

Proposed Nasdaq SmallCap Market symbols...."AESP" and "AESPW"

Proposed CSE Symbols......................."ASP" and "ASPW"

----------
(1) Excludes up to 112,500 shares of Common Stock and 112,500 Warrants issuable upon the exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Excludes (i) currently outstanding options to purchase 513,000 shares of Common Stock, (ii) 265,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, and (iii) shares of Common Stock (353,010 at September 30, 1996, after the completion of the Offering and the use of the proceeds therefrom in the manner set forth herein) issuable upon the conversion of the Principal Shareholders' Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Financial Condition, Liquidity and Capital Resources," "Management," "Principal Shareholders" and "Certain Transactions."

                               USE OF PROCEEDS

  The Company intends to use the net proceeds from this Offering (i) to repay all or a substantial portion of its $2.5 million revolving line of credit, ($1,325,000 outstanding at September 30, 1996), (ii) to make a $200,000 (or 5.4%
of the net proceeds from this Offering) pre-payment to Messrs. Stein and Briskin on the Principal Shareholders' Notes (see "Principal Shareholders" and "Certain Transactions" for a description of the terms of the notes), (iii) to open new sales offices, (iv) to increase the design and development of its products, (v) to increase inventory to support customer requirements, (vi) to increase the sales force, (vii) to implement international manufacturing standard "ISO 9000" (see "Business-Quality Control"), (viii) for advertising and marketing, and (ix) for working capital and general corporate purposes. See "Use of Proceeds."

                                 RISK FACTORS

   An investment in the Common Stock offered hereby involves a high degree of risk. Investors should consider the information under the caption "Risk Factors" in this Prospectus.

                            SUMMARY FINANCIAL DATA

   The following table presents selected historical consolidated data of the Company for each of the years in the two year period ended December 31, 1995 and for each of the nine month periods ended September 30, 1995 and 1996. The summary financial data set forth below is derived from and should be read in conjunction with the Company's financial statements and notes thereto and the "Management's Discussion and Analysis of Financial Condition and Results of Operation" contained elsewhere in this Prospectus.

                                                                                       NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                  -----------------------------  ----------------------------
                                                       1994           1995            1995           1996
                                                  ------------- --------------  ------------- ---------------
STATEMENT OF INCOME DATA:
Net Sales ......................................    $8,797,001     $13,721,014     $8,859,018     $9,713,478
Gross profit ...................................     3,891,858       5,213,494      3,450,521      3,889,395
Income from operations .........................       898,158       1,261,563        920,635        833,620
Other income (expenses), net ...................        88,201          73,911       (102,217)       (95,492)
                                                  ------------- --------------  ------------- -------------
Income before pro forma income taxes ...........       986,359       1,335,474        818,418        738,128(2)
Pro forma income taxes(1) ......................       347,534         483,680        311,184        267,057
                                                  ------------- --------------  ------------- -------------
Pro forma net income(1) ........................    $  638,825     $   851,794     $  507,234     $  471,071
                                                  =============  ==============   =============  =============
PER SHARE DATA(1):
Pro forma net income per share .................    $      .52     $       .69     $      .41     $      .38
                                                  =============  ==============   =============  =============
Weighted average shares outstanding(3)  ........     1,229,844       1,229,844      1,229,844      1,229,844
                                                  =============  ==============   =============  =============
Supplemental pro forma net income per share(4)                     $       .64                    $      .36
                                                                 ==============                  =============

                                           SEPTEMBER 30, 1996
                             ---------------------------------------------
                                 ACTUAL       PRO-FORMA     AS ADJUSTED(5)
                             ------------- -------------  ---------------
BALANCE SHEET DATA:
Accounts receivable .......    $2,585,929     $2,585,929      $2,585,929
Inventories ...............     3,218,287      3,218,287       3,218,287
Working capital ...........     3,360,185      3,360,185       6,894,247
Total assets ..............     6,565,486      6,565,486       8,774,548
Total current liabilities       2,778,434      2,778,434       1,453,434
Long-term debt ............            --      1,612,043       1,412,043
Shareholders' equity  .....     3,787,052      2,175,009       5,909,071
----------
(1) Includes pro forma adjustments as if the Company had been taxed as a C-corporation since January 1, 1994 (assuming an estimated effective tax rate of 39%). See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excludes the effect of an estimated distribution of approximately $267,000 to the principal shareholders of the Company representing the income taxes due from them (based upon the current status of the Company as an S-corporation for federal income tax purposes) on the Company's income for the nine months ended September 30, 1996 and additional amounts required to pay taxes attributable to the Company's income between October 1, 1996 and the Effective Date.
(2) Net of approximately $125,000 in expenses relating to a proposed merger which did not occur. Had such expenses not been incurred, income before pro forma income taxes would have been approximately $863,000 for the nine months ended September 30, 1996.
(3) Assumes conversion of the Principal Shareholders' Notes and the exercise of options granted to Timothy E. Mahoney to purchase 23,000 shares of Common Stock exercisable at $4.00 per share. See "Management--Consulting Agreement with Timothy Mahoney." Other outstanding options priced at the public offering price or above are excluded from this computation because their impact would be antidilutive.
(4) Supplemental pro forma net income per share for the year ended December 31, 1995 and for the nine months ended September 30, 1996 is based on the weighted average number of outstanding shares of Common Stock used in the computation of pro forma net income per share plus a portion of the shares being sold by the Company in the Offering to repay borrowings (including the $200,000 payment to be made to the principal shareholders with respect to the Principal Shareholders' Notes, of $1,175,000 at December 31, 1995 (195,833 shares) and $1,525,000 at September 30, 1996
    (254,167 shares), respectively. The computation gives effect to elimination of interest costs associated with the borrowings, net of pro forma income taxes.
(5) Adjusted for (i) the issuance to Messrs. Briskin and Stein, immediately prior to the Effective Date, of convertible subordinated promissory notes (the "Principal Shareholders' Notes") in the aggregate principal amount of $1,612,043 (plus additional amounts equal to 39% of the Company's undistributed net pre-tax income for periods after September 30, 1996), which are being issued for the purpose of reimbursing Messrs. Stein and Briskin for the lost tax benefits which otherwise would be available to them due to the conversion at the Effective Date of the Company from an S-corporation for federal income tax purposes to a C-corporation, and
    (ii) the sale of 750,000 shares of Common Stock and 750,000 Warrants at the Public Offering Price (at an assumed offering price of $6.00 per share of Common Stock and $.125 per Warrant) and the application of the net proceeds therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and "Principal Shareholders" for information regarding the terms of the Principal Shareholders' Notes, including, without limitation, the convertibility of the notes into an aggregate of 353,010 shares of Common Stock (assuming the aggregate principal amount of the notes as of September 30, 1996 and the proposed application of $200,000 of the proceeds of the Offering towards the payment of these notes).

                                 RISK FACTORS

   AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION, AMONG OTHER ITEMS, TO THE FOLLOWING FACTORS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. THIS INVESTMENT IS NOT RECOMMENDED FOR THOSE WHO CANNOT BEAR THE RISKS DESCRIBED BELOW.

   RAPID TECHNOLOGICAL CHANGE. In general, the computer industry is characterized by rapidly changing technology. The Company must continuously update its existing products to keep them current with changing technology and must develop new products to take advantage of new technologies that could render existing products obsolete. These products must be compatible with the computers and other products with which they are used. The Company's future prospects are dependent in part on its ability to develop new products that address new technologies and achieve market acceptance. There can be no assurance that the Company will be successful in these efforts. If the Company were unable, due to resource constraints or technological or other reasons, to develop and introduce such products in a timely manner, this inability could have a material adverse effect on the Company's results of operations. In addition, due to the uncertainties associated with the evolving markets being addressed by the Company, there can be no assurance that the Company will be able to respond effectively to product demands, fluctuations, or to changing technologies or customer requirements and specifications.

   Although the computer connectivity and networking industry is not generally affected as much by rapidly changing technology as the computer industry as a whole, the Company is aware of and monitoring the development of universal interfaces and any potential effect such developments would have on the Company. In general, these interfaces would be used to facilitate the interaction between many different types of computers and computer devices. Specifically, the universal interfaces would allow many different devices (such as, monitors, keyboards, modems and printers) and computer types which are currently connected by different connectors, to be connected using one universal interface for each connection. It is possible that the different connectors currently in use will be replaced by such universal interfaces. Although the Company anticipates that the sales volume of these universal interfaces should be at a similar level to the aggregate sales volume for the connectors that they replace, it is possible that the profit margin associated with the new universal interfaces may be lower than the Company's current connectors. Although, in the short term, demand for these universal interfaces may create a new product for the Company, the Company cannot determine with any certainty how its other similar products will be affected or what the long-term effect will be on the Company's sales and operating results. No assurance can be given that the industry will agree on one or more of these universal interfaces or that such interfaces will be accepted by the market. See "Business--Products and Services."

   COMPUTER INDUSTRY CYCLICALITY. The computer industry has been affected historically by general economic downturns, which have had an adverse economic effect upon manufacturers, distributors and retailers of computers and computer-related products. See "Business--The Computer Connectivity Industry and Competition." General economic downturns have traditionally had adverse effects upon the computer-related industry due to the restrictions on expenses for products of this industry during recessionary periods. There can be no assurance that the Company will be able to predict or respond to such cycles within the industry.

   DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING AND ASSEMBLY; ABSENCE OF SUPPLY AGREEMENTS. The Company is dependent on a number of manufacturers, both domestic and foreign, for the manufacture and assembly of its products pursuant to the Company's design specifications. Although the Company purchases its retail products from several different manufacturers, the Company often relies on an individual manufacturer to produce a particular line of OEM products. Although the Company has several different product lines, and despite the Company's efforts to minimize such reliance by having other manufacturers available should the need arise, these manufacturers are currently not bound by contract other than by individual purchase orders to supply the Company with these products and the loss of one or more manufacturers of OEM products may have a material adverse impact on the Company. While most of the retail products sold by the Company are available from multiple sources, there can be no assurance that the Company will be able to replace lost manufacturers of retail products with others offering products of the same quality, with timely delivery and/or similar terms. One manufacturer located in Hong Kong (which manufacturer is also not bound by a supply contract other than a purchase order), supplies products which constitute approximately 10 percent of the Company's net sales. No other manufacturer accounts for more than 10 percent of the Company's net sales. See "Business--Manufacturing and Suppliers."

   FOREIGN SUPPLIERS AND MANUFACTURERS. Most of the components utilized by the Company in the manufacture and assembly of its products are obtained from foreign countries and a majority of the Company's products are manufactured or assembled in foreign countries, such as South Korea, China and Taiwan. The risks of doing business with companies in these areas include potential adverse changes in the diplomatic relations of foreign countries with the United States, changes in the relative purchasing power of the United States dollar, hostility from local populations, changes in exchange controls and the instability of foreign governments, increases in tariffs or duties, changes in China's or other countries' most favored nation trading status, changes in trade treaties, strikes in air or sea transportation, and possible future United States legislation with respect to import quotas on products from foreign countries and anti-dumping legislation, any of which could result in delays in manufacturing, assembly and shipment and the inability of the Company to obtain supplies and finished products. Alternative sources of supply, manufacture or assembly may be more expensive. Although the Company has not encountered significant difficulties in its transactions with foreign suppliers and manufacturers in the past, there can be no assurance that the Company will not encounter such difficulties in the future. See "Business--Manufacturing and Suppliers."

   FLUCTUATION IN EXCHANGE RATES. The majority of the Company's suppliers of components, manufacturers, and assemblers are foreign, and although all price quotations and payments with those entities are made in U.S. dollars, fluctuations in exchange rates could alter the price charged by these foreign suppliers, manufacturers and assemblers, and depending on the level of such exchange rate fluctuations, such price fluctuations could adversely affect the Company's performance. Although the majority of the Company's sales are made to customers in the United States and although all price quotations and payments from customers are made in U.S. dollars, the same risks of adverse exchange rate fluctuations which are present with suppliers, manufacturers and assemblers (as set forth above) are also present in transactions with customers. The Company does not have a formal exchange risk management program nor does the Company engage in hedging activities with respect to exchange rate fluctuations because all price quotations and payments are made in U.S. dollars, which the Company believes helps reduce but does not eliminate the risk attendant to fluctuations in exchange rates.

   DEPENDENCE ON THIRD PARTIES FOR DISTRIBUTION. Substantially all of the Company's revenues are derived from the sale of its products through third parties. Domestically, the Company's products are sold to end users primarily through OEM customers, wholesale distributors, value added resellers ("VARs"), mail order companies, computer superstores and dealers. Internationally, the Company's products are sold through wholesale distributors and mail order companies, dealers, VARs, as well as OEM customers. Accordingly, the Company is dependent on the continued viability and financial stability of its resellers. The Company's resellers often offer products of several different companies, including, in many cases, products that are competitive with the Company's products. There can be no assurance that the Company's resellers will continue to purchase its products or provide them with adequate levels of support. The loss of, or a significant reduction in sales volume to, a significant number of the Company's resellers could have a material adverse effect on its results of operations. See "Business--Marketing and Sales."

   DEPENDENCE ON SIGNIFICANT CUSTOMERS. The Company's two largest customers, Boca Research and Cyquest (which are OEM customers), accounted for approximately 16.5 percent and 12 percent, respectively, of the Company's net sales for the year ended 1995 and one of those customers, Boca Research, accounted for approximately 14 percent of the Company's net sales for the nine months ended September 30, 1996. No other customer of the Company accounted for more than 10 percent of the Company's net sales for those same periods. The Company's top 10 customers accounted for approximately 90 percent of the Company's net sales for the year ended 1995 and approximately 44 percent of the Company's net sales for the nine months ended September 30, 1996. The loss of one or more significant customers could have a material adverse effect on the Company's business and results of operations. For example, as of the second quarter of 1996, one of the Company's largest customers (due to its own business situation) nearly ceased all purchases of products from the Company. The loss of this customer materially adversely affected the Company's sales and gross profit as reflected herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operation." Nonetheless, by the end of the third quarter of 1996 sales from this customer began to increase and the Company continues to diversify its customer base by obtaining new customers. See "Business--Customer Base."

   SIGNIFICANT INVENTORY; RISK OF PRODUCT RETURNS. Although the Company monitors its inventory on a regular basis, the Company needs to maintain a significant inventory in order to ensure prompt response to orders and to avoid backlogs. The Company may need to hold such inventory during periods of low sales activity. The capital necessary to hold such inventory restricts the funds available for other corporate purposes. The Company does not provide allowances for anticipated product returns. Although the Company endeavors to reduce product returns through its quality control program, and although historically product returns have been relatively insubstantial, there can be no assurance that product returns will not increase in the future. See "Business--Manufacturing and Suppliers."

   FLUCTUATIONS IN OPERATING RESULTS. The Company's quarterly and annual operating results are impacted by many factors, including the timing of orders and the availability of inventory to meet customer requirements. A large portion of the Company's operating expenses are relatively fixed. Since the Company typically does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based upon the historic purchasing patterns of its customers and upon its discussions with its customers as to their future requirements. Cancellations, reductions or delays in orders by a large customer or a group of customers could have a material adverse impact on the Company's business, financial condition and results of operations. See "Business--Customer Base" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

   COMPETITION. The Company competes with many companies that manufacture, distribute and sell computer connectivity products. While these companies are largely fragmented, throughout different sectors of the computer connectivity industry, several of these companies have greater assets and possess greater financial and personnel resources than those of the Company. Some of these competitors also carry product lines which the Company does not carry and provide services which the Company does not provide. There can be no assurance that competitive pressure from these companies will not materially adversely affect the Company's business and financial condition. In the event that more competitors begin to carry products which the Company carries and price competition with respect to the Company's products significantly increases, competitive pressures could cause the Company to reduce the prices of its products, which would result in reduced profit margins. Prolonged price competition would have a material adverse effect on the Company's operating results and financial condition. A variety of other potential actions by the Company's competitors, including increased promotion and accelerated introduction of new or enhanced products, could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to compete successfully in the future. See "Business--The Computer Connectivity Industry and Competition."

   GROWTH STRATEGY AND RISKS RELATING TO FUTURE ACQUISITIONS. One element of the Company's growth strategy involves growth through the acquisition of other companies, assets or product lines that would complement or expand the Company's business. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable acquisition candidates and capital, and by restrictions contained in the Company's credit agreements, which restrictions include maintaining certain minimum ratios of assets versus liabilities and not permitting any indebtedness, guarantees or liens which would materially affect the Company's ability to repay its loan to the bank. In addition, acquisitions involve risks that could adversely affect the Company's operating results, including the assimilation of the operations and personnel of acquired companies, the possible amortization of acquired intangible assets and the potential loss of key employees of acquired companies. There can be no assurance that the Company will be able to consummate any acquisitions on suitable terms. No material commitments or binding agreements have been entered into to date and there can be no assurance that any acquisitions will be completed. See "Business--Company Strategy." Although the Company does not presently plan to use any of the proceeds from this Offering for acquisitions, the Company does reserve the right to reallocate such proceeds for use in an acquisition if such acquisition is advantageous to the Company. Other than as required by the Company's Articles of Incorporation, By-Laws, and applicable law, shareholders of the Company generally will not be entitled to vote upon such acquisitions. See "Use of Proceeds."

   CREDIT FACILITY RESTRICTIONS; FUTURE AVAILABILITY. The Company has a $2,500,000 credit facility with a financial institution. The agreement governing the line of credit contains covenants that impose limitations on the Company, and requires the Company to be in compliance with certain financial ratios. If the Company fails to make required payments, or if the Company fails to comply with the various covenants contained in its agreement, the lender may be able to accelerate the maturity of such indebtedness. As of December 31, 1996, the Company was in compliance with the required financial ratios and the Company believes that it is presently in compliance with all other covenants under this agreement. The receivables, inventory and all other assets of the Company are pledged to the lender to secure its revolving line of credit. The Company intends to apply a portion of the proceeds from this Offering to pre-pay all or substantially all of the outstanding debt under the credit facility ($1,325,000 at September 30, 1996), and then borrow against the credit facility as the needs of the Company so require. See "Use of Proceeds." The Company intends to renew the revolving line of credit agreement which expires on July 26, 1997, although no assurance can be given that such renewal can be obtained, or if obtained, upon terms favorable to the Company. The credit facility along with proceeds from this Offering may be used by the Company for, among other purposes, acquisitions of other companies and/or inventories assisting in the potential growth of the Company. See "--Growth Strategy and Risks Relating to Future Acquisitions" and "Business--Strategy." The revolving line of credit agreement expires on July 26, 1997. To the extent that there is an increase in interest rates, or present borrowing arrangements are no longer available, the Company's future growth could be adversely impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   RELIANCE ON EXECUTIVE OFFICERS AND KEY EMPLOYEES. The continued success of the Company is dependent to a significant degree upon the services of Slav Stein and Roman Briskin and upon the Company's ability to attract and retain qualified personnel experienced in the various phases of the Company's business. The ability of the Company to operate successfully could be jeopardized if one or more of its executive officers were unavailable and capable successors were not found. Upon the completion of this Offering, the Company will enter into employment agreements with Messrs. Stein and Briskin. See "Management."


  CONTROL BY PRINCIPAL SHAREHOLDERS. After the consummation of this Offering, and assuming no exercise of the Warrants, Messrs. Stein and Briskin will own 812,500 shares of the Common Stock of the Company, representing approximately 52 percent of the outstanding Common Stock (or 48.5 percent, assuming the exercise of the Underwriters' over allotment option). This percentage does not include shares of Common Stock issuable upon the conversion of the Principal Shareholders' Notes held by Messrs. Stein and Briskin, nor an aggregate of 450,000 shares of Common Stock issuable to Messrs. Stein and Briskin upon the exercise of outstanding stock options (the "Principal Shareholders' Options"). See "Principal Shareholders" and "Certain Transactions." Assuming Messrs. Stein and Briskin were to convert their Principal Shareholders' Notes (after the $200,000 pre-payment to be made with the proceeds of this Offering, said $200,000 representing 5.4% of the net proceeds from this Offering), an aggregate of 353,010 shares of Common Stock (based upon the principal amount of the notes at September 30, 1996) would be issuable to them, increasing their ownership of the outstanding Common Stock to 60.8% (57.5% if the Underwriters' over allotment option is exercised in full). Since the Company's Articles of Incorporation and Bylaws do not provide for cumulative voting, as a result of their ownership of these securities, Messrs. Stein and Briskin will be able to control the Company after the Offering through the election of its entire
Board of Directors.

   IMMEDIATE AND SUBSTANTIAL DILUTION. The purchase price of the Common Stock substantially exceeds the tangible book value of the Common Stock. Purchasers of the Common Stock will therefore experience an immediate substantial dilution in the net tangible book value per share of the Common Stock after this Offering in the amount of $2.22 per share. In addition, investors in this Offering will contribute approximately 99% of the Company's paid in capital for only 48% of the outstanding shares. See "Dilution."

   EXERCISE OF UNDERWRITERS' WARRANTS. In connection with this Offering, the Company will sell to the Underwriters, for nominal consideration, warrants (the "Underwriters' Warrants") to purchase an aggregate of 75,000 shares of Common Stock and 75,000 Warrants. The Underwriters' Warrants will be exercisable commencing one year after the Effective Date and ending 5 years after such date at an exercise price equal to 130% of the public offering price. The terms of the Warrants underlying the Underwriters' Warrants shall be the same as those Warrants offered to the public, except such Warrants are not subject to redemption. The holders of the Underwriters' Warrants will have the opportunity to profit from a rise in the market price of the Common Stock, if any, without assuming the risk of ownership. At any time when the holders of the Underwriters' Warrants might be expected to exercise them, the Company probably would be able to obtain additional equity capital on terms more favorable than those provided by the Underwriters' Warrants. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Underwriters' Warrants are outstanding. To the extent that any of the Underwriters' Warrants are exercised, the ownership interest of the Company's shareholders may be diluted. The Company also has granted registration rights with respect to the Common Stock, the Warrants and the underlying Common Stock subject to the Underwriters' Warrants. See "Underwriting."

   SHARES ELIGIBLE FOR FUTURE SALE. The 812,500 shares of Common Stock held by the Company's principal shareholders (assuming no conversion of shares of Common Stock underlying the Principal Shareholders' Notes and no exercise of the Principal Shareholders' Options) are "restricted securities" as defined in Rule 144 under the Securities Act, and in the future may be sold in compliance with Rule 144. All of the Company's present shareholders have entered into written agreements not to sell, transfer, encumber, assign or otherwise dispose of any of their Common Stock for 24 months from the Effective Date without the prior written consent of the Representatives. Sales of Common Stock by the Company's present shareholders pursuant to Rule 144 or otherwise may, in the future, have a depressive effect on the price of the Common Stock should a market for the Common Stock develop and be sustained. See "Principal Shareholders" and "Description of Capital Stock--Shares Eligible for Future Sale."

   NO DIVIDENDS. The Company does not intend to declare or pay cash dividends in the foreseeable future. Earnings, if any, are expected to be retained to finance the development and expansion of the Company's business. See "Dividend Policy."


  NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE. Prior to this Offering there has been no public market for the Common Stock or the Warrants. The offering price per share of the Common Stock and the Warrants will be determined in negotiations between the Company and the Underwriters. Concurrently with this Offering, the Company intends to apply to have the Common Stock authorized for quotation on the Nasdaq SmallCap Market and on the Chicago Stock Exchange (the "CSE"). However, there can be no assurance that an active trading market for the Common Stock or the Warrants will develop or be sustained after this Offering or that the shares of Common Stock or Warrants will be able to be resold at or above the public offering price. The market price of the Common Stock and the Warrants could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market generally, and technology-related securities in particular, may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Underwriting."

  POSSIBLE DELISTING OF SECURITIES FROM NASDAQ AND RISKS OF COMMON STOCK TRADING BELOW U.S.$5.00 PER SHARE. Upon consummation of this Offering, the Common Stock is expected to be listed on the NASDAQ SmallCap Market and the CSE. Under the current rules of NASDAQ, in order to qualify for continued listing on the SmallCap Market, the Company, among other things, must have total assets of at least U.S. $2 million, capital and surplus of at least U.S. $1 million, a market value of public float of at least U.S. $200,000, at least two market makers and a minimum bid price of U.S. $1.00 per share. NASDAQ recently approved changes to the standards for companies to remain listed on the SmallCap Market, including, without limitation, new corporate governance standards, a new requirement that the Company have net tangible assets of U.S. $2,000,000, market capitalization of U.S. $35,000,000 or net income of U.S. $500,000 and other qualitative requirements. If the Company is unable to satisfy the requirements for continued quotation on NASDAQ as well as the CSE, trading in the Common Stock offered hereby would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" or on the NASD Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the Common Stock offered hereby. In addition, if the Common Stock is suspended or terminated from NASDAQ and at such time have a market price of less than U.S. $5.00 per share, then the sale of such securities would become subject to certain regulations adopted by the Commission which imposes sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document which discloses the risks of investing in the Common Stock. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in the security. Accordingly, if the Common Stock is suspended or terminated from NASDAQ and are trading for less than U.S. $5.00 per share, the Commission's rules may limit the number of potential purchasers of the securities.


   ANTI-TAKEOVER PROVISIONS. The Company's Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of the Company. See "Description of Capital Stock--Certain Provisions of the Articles and Bylaws" for a description of these provisions. In addition, the Board of Directors of the Company has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any such series without stockholder approval. See "Description of Capital Stock--Preferred Stock." In addition, the executive officers of the Company (Messrs. Stein and Briskin) have provisions in their employment agreements requiring the Company to pay each $750,000 in the event of a change in control of the Company. See "Management--Employment Agreements." Furthermore, such payments which exceed a certain level of compensation may not be deductible by the Company for federal corporate income tax purposes. The ability to issue preferred stock and the change in control payments could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of the Company, or otherwise could adversely affect the market price of the Common Stock.

   ADJUSTMENTS TO WARRANT EXERCISE PRICE AND EXERCISE DATE. The Company, in its sole discretion, and in accordance with the terms of the Warrant Agreement with the Warrant Agent, may reduce the exercise price of the Warrants and/or extend the time within which the Warrants may be exercised, depending on such things as the current market conditions, the price of the Common Stock and the Company's need for additional capital. Further, in the event that the Company issues certain securities or makes certain distributions to the holders of its Common Stock, the exercise price of the Warrants may be reduced. Any such price reductions (assuming exercise of the Warrants) will provide less money for the Company and possibly adversely affect the market price of the Company's securities.

   IMPACT OF WARRANT EXERCISE ON MARKET. In the event of the exercise of a substantial number of Warrants within a reasonably short period of time after the right to exercise commences, the resulting increase in the amount of Common Stock of the Company in the trading market could substantially affect the market price of the Common Stock. See "Description of Securities--Warrants."

   REDEMPTION OF REDEEMABLE WARRANTS. The Warrants are subject to redemption by the Company, at any time after the First Exercise Date at a price of $.01 per Warrant at any time after the First Exercise Date, upon thirty days' prior written notice to the holders thereof, if the average closing bid price for the Common Stock equals or exceeds 175% of the initial public offering price of the Common Stock for the twenty consecutive trading days ending on the third day prior to the date of notice of redemption. In the event that the Warrants are called for redemption by the Company, Warrant holders will have thirty days during which they may exercise their rights to purchase shares of Common Stock. In the event a current prospectus is not available, the Warrants may not be exercised and the Company will be precluded from redeeming the Warrants. If holders of the Warrants elect not to exercise them upon notice of redemption thereof, and the Warrants are subsequently redeemed prior to exercise, the holders thereof would lose the benefit of the difference between the market price of the underlying Common Stock as of such date and the exercise price of such Warrants, as well as any possible future price appreciation in the Common Stock. As a result of an exercise of the Warrants, existing shareholders would be diluted and the market price of the Common Stock may be adversely affected. If a Warrant holder fails to exercise his rights under the Warrants prior to the date set for redemption, then the Warrant holder will be entitled to receive only the redemption price, $.01 per Warrant. See "Description of Securities--Warrants."

   CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION IN CONNECTION WITH THE EXERCISE OF THE WARRANTS. The Company will be able to issue shares of its Common Stock upon the exercise of the Warrants only if (i) there is a current prospectus relating to the Common Stock issuable upon exercise of the Warrants under an effective registration statement filed with the Commission, and (ii) such Common Stock is then qualified for sale or exempt therefrom under applicable state securities laws of the jurisdiction in which the various holders of Warrants reside. Although the Company has undertaken to use its best efforts to maintain the effectiveness of a current prospectus covering the Common Stock subject to the Warrants offered hereby, there can be no assurance that the Company will be successful in doing so. After a registration statement becomes effective, it may require continuous updating by the filing of post-effective amendments. A post-effective amendment is required (i) when, for a prospectus that is used more than 9 months after the effective date of the registration statement, the information contained therein (including the certified financial statements) is as of a date more than 16 months prior to the use of the prospectus, (ii) when facts or events have occurred which represent a fundamental change in the information contained in the registration statement, or (iii) when any material change occurs in the information relating to the plan of distribution of the securities registered by such registration statement. The Company anticipates that this Registration Statement will remain effective for at least nine months following the date of this Prospectus, assuming a post-effective amendment is not filed by the Company. The Company intends to qualify the sale of the securities in a limited number of states, although certain exemptions under certain state securities laws may permit the Warrants to be transferred to purchasers in states other than those in which the Warrants were initially qualified. The Company will be prevented, however, from issuing Common Stock upon exercise of the Warrants in those states where exemptions are unavailable and the Company has failed to qualify the Common Stock issuable upon exercise of the Warrants. The Company may decide not to seek, or may not be able to obtain qualification of the issuance of such Common Stock in all of the states in which the ultimate purchasers of the Warrants reside. In such a case, the Warrants of those purchasers will expire and have no value if such Warrants cannot be exercised or sold. Accordingly, the market for the Warrants may be limited because of the foregoing requirements. See "Description of Securities."

   CONTINUING RELATIONSHIP WITH UNDERWRITERS; POTENTIAL INFLUENCE. In connection with this Offering, the Company will have certain continuing relationships with the Representatives, some of which may adversely affect the Company's results of operations. The Company has agreed with the Representatives that (i) it will sell to the Underwriters the Underwriters' Warrant (including the grant of "piggyback" and demand registration rights),
(ii) it will pay, under certain conditions, to the Underwriters a warrant solicitation fee equal to 5% of the exercise price of the Warrants exercised,

(iii) it will use its best efforts to cause the election to its Board of Directors one designee of the Representatives and (iv) it will enter into a consulting agreement with the Representatives for consulting services for a two year period for aggregate fees payable to the Representatives of $48,000. Any of the foregoing relationships may adversely impact the Company's business, operating results or financial condition, or its ability to raise additional capital for its business should the need arise during the term of the above agreements. See "Risk Factors--Underwriters' Warrants" and "Underwriting."

   FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK. The Company believes that this Prospectus, of which this Registration Statement forms a part, contains forward-looking statements, including statements regarding, among other items, the Company's future plans and growth strategies and anticipated trends in the industry in which the Company operates. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described herein, including, among others, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate.

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of 750,000 shares of Common Stock and 750,000 Warrants (at an assumed offering price of $6.00 per share of the Common Stock and $.125 per Warrant) in the Offering are estimated to be approximately $3.7 million (after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $4.3 million if the Underwriters' over-allotment option is exercised in full. The Company intends to use the net proceeds as follows:

                                                                                      APPROXIMATE
                                                                    APPROXIMATE      PERCENTAGE OF
APPLICATION OF PROCEEDS(1)                                         DOLLAR AMOUNT     DOLLAR AMOUNT
--------------------------                                         -------------     -------------
Repayment of indebtedness to bank(2) ..........................     $1,525,000            35.8%
Repayment of indebtedness to principal shareholders (3)........        200,000             5.4
Open new sales offices(4) .....................................        500,000            13.5
Product development and design(5) .............................        200,000             5.4
Increase inventory to support customer requirements  ..........        700,000            18.9
Increase sales force ..........................................        250,000             6.8
Implement international manufacturing standard "ISO 9000"(6)  .         50,000             1.4
Advertising and marketing .....................................        100,000             2.7
Working capital and general corporate purposes(7)..............        375,000            10.1
                                                                    ----------           -----
                                                                    $3,700,000           100.0%
                                                                    ==========           =====

----------
(1) Proceeds received upon the exercise of the Underwriters' over-allotment option will be used for purposes set forth above.

(2) The Company intends to repay all or a substantial portion of its current borrowings under a $2.5 million revolving line of credit ($1,325,000 outstanding at September 30, 1996). After repayment of the Company's current borrowings as set forth above, the Company intends to borrow again from its available revolving line of credit depending on its on-going financial needs. See "Risk Factors - Credit Facility Restrictions; Future Availability" and "Management's Discussion and Analysis of Financial Condition and Results of Operation - Financial Condition, Liquidity and Capital Resources."

(3) The Company intends to make a $200,000 pre-payment to Messrs. Stein and Briskin on the Principal Shareholders' Notes (see "Principal Shareholders" and "Certain Transactions" for a description of the terms of the Principal Shareholders' Notes).

(4) Markets have not yet been selected.

(5) The Company intends to increase the design and development of its connectivity and networking products. At the date of this Prospectus, no specific products have been identified for development. See
    "Business--Products and Services".

(6) See "Business--Quality Control."

(7) Working capital includes, but is not limited to, carrying additional receivables associated with increased sales, costs for establishing additional warehouses, personnel costs for the expansion of the Company's existing products and expenses for distribution, acquisitions, and other general and administrative expenses.

   As noted above, upon completion of the Offering, the Company intends to temporarily utilize a portion of the proceeds to repay revolving debt due to a financial institution. Funds may then be reborrowed as required for the uses set forth above. At present, the Company has a $2.5 million line of credit from a financial institution, which is due on July 26, 1997. Amounts borrowed under the facility ($1,325,000 of which was outstanding at September 30, 1996) accrue interest at the prime rate plus 1/2 % per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." While the Company is currently in good standing under its revolving debt credit agreement, and therefore could reborrow today the amounts to be paid with the proceeds of this Offering, there can be no assurance that the Company will be in good standing under its credit agreement at the time it seeks to reborrow such proceeds.

   The foregoing represents the Company's best estimate of the allocation of the net proceeds received from this Offering, based upon the current status of the Company's business operations, its current plans and current economic conditions. Future events, including the problems, delays, expenses and complications frequently encountered by companies of this size as well as changes in regulatory, political and competitive conditions affecting the Company's business and the success or lack thereof of the Company's expansion and marketing efforts, may make shifts in the allocation of funds necessary or desirable. The Company also reserves the right to allocate a portion of the net proceeds for acquisitions. No material commitments or binding agreements have been entered into to date.

   Funds not utilized to temporarily repay revolving credit debt will be invested in short-term interest bearing securities, government securities or money market funds pending their anticipated use as set forth above.

                               DIVIDEND POLICY

   The Company does not intend to pay any cash dividends with respect to its Common Stock in the foreseeable future. Rather, the Company intends, after the consummation of the Offering, to retain its earnings, if any, for use in the operation of its business. Furthermore, the Company's ability to declare or pay dividends on its Common Stock is limited by the terms of its credit agreements with financial institutions and by terms of the underwriting agreement with the Underwriters. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources," "Description of Capital Stock--Dividends" and "Underwriting."

                                   DILUTION

   The net tangible book value of the Company as of September 30, 1996 was $2,175,009, or $2.68 per share, after giving effect to the $1,612,043 Principal Shareholders' Notes to be issued in connection with the dividend payable on account of the Company's conversion from an S corporation to a C corporation. Net tangible book value per share is equal to total tangible assets of the Company less total liabilities, divided by the total shares of Common Stock outstanding. After giving effect to the sale of 750,000 shares of Common Stock in this Offering (at an assumed offering price of $6.00 per share) and 750,000 Redeemable Common Stock Purchase Warrants (at an assumed offering price of $.125 per warrant) and receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1996 would have been $5,909,071 or $3.78 per share, representing an immediate increase in net tangible book value of $1.10 per share to existing shareholders and an immediate dilution in net tangible book value of $2.22 per share to purchasers of the Common Stock offered hereby. The following table illustrates the resulting dilution with respect to the Common Stock offered hereby:

Public offering price per share ..............................................             $6.00
  Net tangible book value per share before offering ..........................    $2.68
  Increase per share attributable to new investors ...........................     1.10
                                                                                --------
Pro forma net tangible book value per share after offering ...................               3.78
                                                                                          --------
Dilution of net tangible book value per share to new investors attributable
to purchase of Common Stock by new investors .................................              $2.22
                                                                                          ========

   The following table summarizes, as of the Effective Date, the total number of shares of Common Stock purchased from the Company, and the total consideration paid and the average price per share paid (at an assumed public offering price of $6.00 per share and without giving effect to the underwriting discount and the expenses of this Offering), by existing shareholders and by the new investors who purchase shares of Common Stock pursuant to this Offering.

                                    SHARES PURCHASED          TOTAL CONSIDERATION
                               -------------------------  -------------------------     AVERAGE PRICE
                                   AMOUNT       PERCENT       AMOUNT       PERCENT        PER SHARE
                               ------------- ----------  ------------- ------------     -------------
Existing Shareholders(1)(2)        812,500         52%      $   46,714         1%           $ .06
New Investors ...............      750,000(3)      48%      $4,500,000        99%           $6.00
                                 ---------        ---       ----------       ---
Total .......................    1,562,500        100%      $4,546,714       100%
                                 =========        ===       ==========       ===

----------
(1) Excludes shares issuable upon (i) the conversion (at $4.00 per share) of the Principal Shareholders' Notes, (ii) the exercise (at the public offering price) of stock options to purchase an aggregate 450,000 shares presently owned by the Company's principal shareholders (the "Principal Shareholders' Options"), (iii) the exercise (at $4.00 and $6.00) of options to purchase an aggregate 63,000 shares held by Timothy E. Mahoney and (iv) the exercise (at the public offering price) of options to purchase 3,000 shares presently owned by a non-employee director of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Financial Condition, Liquidity and Capital Resources," "Management," "Certain Transactions" and "Principal Shareholders." Also excludes shares of Common Stock issuable upon the exercise of stock options which may be granted in the future under the Company's Stock Option Plan. See "Management--Stock Option Plan."

(2) Includes actual proceeds invested by the principal shareholders in connection with the formation of the Company in 1983.

(3) If the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock held by new investors will be 862,500.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at September 30, 1996, pro forma, and as adjusted at that date to give effect to
(i) the issuance to Messrs. Briskin and Stein immediately prior to the Effective Date of the Principal Shareholders' Notes, and (ii) the sale of 750,000 shares (at an assumed offering price of $6.00 per share of Common Stock) and 750,000 Redeemable Common Stock Purchase Warrants (at an assumed offering price of $.125 per warrant) in the Offering and the application of the net proceeds therefrom (assuming no exercise of the Warrants, the Underwriters' Warrants or the Underwriters' over-allotment option). See "Certain Transactions" and "Principal Shareholders." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                         SEPTEMBER 30, 1996
                                                           ---------------------------------------------
                                                               ACTUAL      PRO FORMA(1)   AS ADJUSTED(6)
                                                           ------------- -------------  ---------------
                                                                           (IN THOUSANDS)
Debt:
 Notes Payable(2) .......................................    $1,457,755     $1,457,755      $  132,755
 Principal Shareholders' Notes(3) .......................            --      1,612,043       1,412,043
                                                             ----------     ----------      ----------
  Total debt ............................................     1,457,755      3,069,798       1,544,798
                                                             ----------     ----------      ----------
Shareholders' equity:
 Preferred stock, $.001 par value, 1,000,000 shares
   authorized; none issued ..............................            --                            --
 Common stock, $.001 par value, 20,000,000 shares
   authorized; 812,500 shares outstanding; 1,562,500
   shares outstanding, as adjusted(4) ...................           813            813           1,563
 Additional paid-in capital .............................        45,901      2,162,019       5,895,331
 Retained earnings ......................................     3,728,161             --              --
 Cumulative foreign currency translation adjustment  ....        12,177         12,177          12,177
                                                             ----------     ----------      ----------
  Total shareholders' equity(5) .........................     3,787,052      2,175,009       5,909,071
                                                             ----------     ----------      ----------
  Total capitalization ..................................    $5,244,807     $5,244,807      $7,453,869
                                                             ==========     ==========      ==========

----------
(1) Reflects that, immediately prior to the Effective Date, the Company will issue the Principal Shareholders' Notes as a future dividend distribution ($1,612,043 at September 30, 1996) and cumulative undistributed earnings applicable to the Company's S corporation status are reclassified to additional paid-in capital ($2,116,118 at September 30, 1996).

(2) For a description of the Company's revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operation--Financial Condition, Liquidity and Capital Resources."

(3) For a description of the terms of the Principal Shareholders' Notes, see "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Certain Transactions" and "Principal Shareholders."

(4) Excludes (i) an aggregate of 63,000 shares of Common Stock issuable to Timothy E. Mahoney, a consultant to the Company, upon the exercise of outstanding options, (ii) an aggregate 450,000 shares of Common Stock issuable to Messrs. Stein and Briskin upon the exercise of outstanding stock options, (iii) 262,000 shares reserved for issuance under the Company's Stock Option Plan, (iv) shares of Common Stock issuable upon the conversion of the Principal Shareholders' Notes which are presently owned by a non-employee director and (v) the exercise (at the public offering price) of options to purchase 3,000 shares of the Company's Common Stock which were granted under the Company's Stock Option Plan. See "Management--Stock Option Plan," "Management--Consulting Agreement with Timothy Mahoney," "Principal Shareholders" and "Certain Transactions." Also excludes shares of Common Stock issuable upon the exercise of the Warrants and the Underwriters' Warrants (and shares of Common Stock issuable upon the exercise of the Warrants contained in the Underwriters' Warrants). See "Underwriting."

(5) Excludes the effect of (i) an anticipated distribution of $267,000 to the principal shareholders of the Company representing the income taxes due from them (based upon the current status of the Company as an S corporation for federal income tax purposes) on the Company's income for the nine months ended September 30, 1996, and (ii) additional amounts required to pay taxes attributable to the Company's income between October 1, 1996 and the Effective Date.

(6) Includes 750,000 shares of Common Stock issued in this Offering (at an assumed public offering price of $6.00 per share) and 750,000 Redeemable Common Stock Purchase Warrants (at an assumed offering price of $.125 per warrant), net of proceeds of $1,975,000 (after $1,525,000 repayment of debt).

                        SELECTED FINANCIAL INFORMATION

   The selected financial information presented below for, and as of the end of, each of the years ended December 31, 1994 and 1995, and each of the nine-month periods ended September 30, 1995 and 1996, is derived from the financial statements of the Company. The consolidated financial statements for each of the years ended December 31, 1994 and 1995 are financial statements which combine AESP, AESP Germany and AESP Sweden and have been audited by BDO Seidman LLP, independent certified public accountants, except for AESP Sweden which has been audited by another independent public accounting firm. The consolidated financial statements as of and for the nine-month periods ended September 30, 1995 and 1996 have not been audited, but, in the opinion of management, such financial statements include all material adjustments (which were normal recurring adjustments) necessary for fair presentation. The following selected financial information should be read in conjunction with the Company's financial statements and related notes and with "Management's Discussion" which follows this Selected Financial Information Section.

                                                                                     NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                -----------------------------  ----------------------------
                                                     1994           1995            1995           1996
                                                ------------- --------------  ------------- ---------------
INCOME STATEMENT DATA:
Net sales ....................................    $8,797,001     $13,721,014     $8,859,018     $9,713,478
Cost of sales ................................     4,905,143       8,507,520      5,408,497      5,824,083
Gross profit .................................     3,891,858       5,213,494      3,450,521      3,889,395
Selling, general and administrative expenses       2,993,700       3,951,931      2,529,886      3,055,775
Income from operations .......................       898,158       1,261,563        920,635        833,620
Other income (expenses), net .................        88,201          73,911       (102,217)       (95,492)
Income before income taxes ...................       986,359       1,335,474        818,418        738,128
Provision for income taxes ...................        11,534          44,680         18,184         10,057
                                                  ----------     -----------     ----------     ----------
Net income ...................................    $  974,825     $ 1,290,794     $  800,234     $  728,071
                                                  ==========     ===========     ==========     ==========
PRO FORMA NET INCOME:
Income before income taxes ...................    $  986,359     $ 1,335,474     $  818,418     $  738,128
Provision for income taxes(1) ................       347,534         483,680        311,184        267,057
                                                  ----------     -----------     ----------     ----------
Pro forma net income .........................    $  638,825     $   851,794     $  507,234     $  471,071
                                                  ==========     ===========     ==========     ==========
Pro forma net income per share ...............    $      .52     $       .69     $      .41     $      .38
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital ..............................    $2,336,135     $ 3,024,704     $2,741,025     $3,360,185
Accounts receivable, net of allowance for
  doubtful accounts ..........................     1,579,693       3,015,018      2,374,686      2,585,929
Inventory ....................................     1,871,697       3,197,950      2,600,350      3,218,287
Property and equipment (net) .................        78,056         380,667        218,231        426,867
Total assets .................................     3,915,114       6,903,030      5,371,988      6,565,486
Notes payable ................................       403,083       1,117,302        879,074      1,457,755
Total current liabilities ....................     1,500,923       3,497,659      2,412,732      2,778,434
Total shareholders' equity ...................     2,408,788       3,405,371      2,959,256      3,787,052

----------

(1) Reflects pro forma adjustments as if the Company had been taxed as a C corporation since the beginning of the applicable periods.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

GENERAL

   Net Sales consist primarily of gross sales, net of allowances for returns and other adjustments. Costs of sales consist primarily of product costs (cost of manufacture or acquisition) and freight charges, among other costs.

   Net Sales and gross profits depend in part on the volume and mix of OEM and retail sales, as well as the cost and mix of components and finished products contained in the Company's inventory from time to time to supply those sales. The Company believes that it must continue to manage the mix between OEM sales and retail sales. OEM sales have a comparably low gross profit margin with a relatively high volume of sales per customer, while retail sales have a comparably high gross profit margin with a relatively low volume of sales per customer. Retail sales consequently require more time and effort as well as high operating expenses (including overhead) to achieve a comparably higher gross profit margin. The overall mix of OEM and retail will help determine the gross profit margin of the Company's sales. A large portion of the Company's operating expenses are relatively fixed. Since the Company typically does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based upon the historic purchasing practices of its customers and upon discussions with its customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operation.

   Commencing the first quarter of 1996, sales to one of the Company's largest customers (due to the customers' own business situation) began to decrease significantly from sales during previous quarters, in particular the fourth quarter of 1995. By the end of the second quarter of 1996 sales to this customer had all but ceased. During the third and fourth quarter of 1996, no single new customer is expected to replace the sales to that customer which was the Company's largest source of sales for the corresponding periods in 1995. As of the date of this Prospectus, the Company has begun to ship products to this customer again and, has also obtained new customers to diversify its customer base. While sales have continued to grow to other customers, the impact of the loss in sales to this customer will likely cause net sales and net income for the 1996 fiscal year to be lower than they were for the 1995 fiscal year.

   During the first nine months of 1996, the Company incurred approximately $125,00 of costs associated with a potential merger of the Company with another entity. The proposed merger was later abandoned and the Company expensed the costs associated with such merger during the 1996 nine month period. No comparable expense was incurred during the nine months ended September 30, 1995.

   The results described herein reflect the consolidated operations of AESP, AESP Sweden and AESP Germany.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

   Net sales for the nine months ended September 30, 1996 increased by 9.6% to $9,713,478, up $854,460 from net sales of $8,859,018 for the nine months ended September 30, 1995. This increase in sales primarily reflects the Company's increased sales in retail markets. During both the 1995 and 1996 nine month periods, domestic sales were approximately 79% of net sales and international sales were approximately 21% of net sales. The Company believes that it will continue to achieve growth in net sales in both its domestic and international markets during future periods.

   Gross profits as a percentage of gross sales (i.e., total sales) increased one percent from period to period to 40 % in 1996. The Company believes that this level of gross margin is high for the computer networking and connectivity industry, and that as the Company grows and increases its sales volume, margins will drop somewhat due to the lower profit margins often associated with larger sales accounts.

   Selling, general and administrative ("SG&A") expenses increased from period to period, both in absolute dollars and as a percentage of net sales. SG&A for the nine months ended September 30, 1996 includes approximately $125,000 in expenses relating to the Company's proposed merger with The Americas Growth Fund, Inc. ("AGF"). There was no comparable expense during 1995. Additionally, SG&A for the 1996 nine month period reflects increased costs associated with the expansion of the Company's operations in anticipation of future sales growth. In that regard, during 1996, the Company added additional sales personnel and expanded its advertising and marketing efforts. As a result of these factors, SG&A expenses for the 1996 period were $3,055,775 (31.5% of net sales), compared with $2,529,886 (28.6% of net sales) for the same period in 1995. Had the AGF merger expenses not been incurred, the Company's SG&A, as a percentage of net sales, would have been 30.2% for 1996, compared to 28.6% in 1995.

   As a result of the factors set forth above, income from operations for the 1996 nine month period was $833,620, compared to income from operations of $920,635 for the same period in 1995, a decreased of 9.5%. Had the AGF merger expenses not been incurred, income from operations for the nine months ended September 30, 1996 would have been $958,620, an increase of 4.1% over net income for operations for the first nine months of 1995.

   Other income (expenses), net decreased during the 1996 nine month period, from ($102,217) to ($95,492). This 6.6% decrease primarily results from increased interest costs relating to increased borrowings during 1996 to continue the Company's growth, offset by a decrease in foreign exchange losses. The Company expects that once the Offering is completed, and the proceeds are utilized, in part, to repay the Company's outstanding borrowings, that interest costs will drop substantially until such time as the Company is required to again borrow funds from its lender to continue its growth. See "Use of Proceeds."

   Net income for the nine months ended September 30, 1996 was $728,071, compared to $800,234 for the nine months ended September 30, 1995. Had the AGF merger expenses not been incurred, net income for the nine months ended September 30, 1996 would have been $853,071.

   Pro forma net income, which reflects the Company's net income had the Company been taxed as a C corporation during the 1995 and 1996 periods, was $471,071 for the nine months ended September 30, 1996, compared to $507,234 for the same period in 1995. Had the AGF merger expenses not been incurred, pro forma net income for the nine months ended September 30, 1996 would have been $553,571.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

   Net sales for 1995 increased by 56.0% to $13,721,014, up $4,924,013 from net sales of $8,797,001 in 1994. The increase in net sales during 1995 reflects increased sales in the OEM and retail markets. The Company believes that the growth of the computer industry will continue to present opportunities for the Company to grow, particularly by focusing on large catalog houses and OEM manufacturers. See "Business--Strategy." During 1995 and 1994, domestic sales and foreign sales, as a percentage of net sales, were nearly unchanged, at 83% and 81%, respectively, and 17% and 19%, respectively.

   Gross profits as a percentage of net sales were 38.0% in 1995 compared with 44.2% in 1994. The decrease from 1994 to 1995 is the result of an increase of OEM sales in 1995 compared with 1994. OEM sales represent high volume sales with comparably lower overhead, but also have a lower gross profit margin when compared with retail sales.

   SG&A expenses as percentage of net sales were 28.8% in 1995 compared with 34.0% in 1994. The improvement in 1995 reflects the economies of scale associated with increased sales generally and with increased OEM sales as a percentage of net sales. This improvement in SG&A expenses as a percentage of net sales was achieved even though salaries and commissions associated with increased sales increased in 1995 as compared with 1994. Overall, SG&A expenses in 1995 increased 32.0% to $3,951,931 compared with 1994. The increase in SG&A expenses was due in part to costs associated with the growth of the Company's business, upgrading computer systems, and an increase in sales and marketing personnel.

   Income from operations increased 40.5% to $1,261,563 in 1995 from income from operations of $898,158 in 1994. This increase resulted from increased sales and the benefits of economies of scale resulting in a decrease in SG&A expenses as a percentage of net sales.

   Net income for 1995 increased by 32.4% to $1,290,794, up $315,969 from net income of $974,825 in 1994. In general, net income increased in 1995 as a result of larger OEM sales. During 1995, the Company's OEM sales were approximately $6.1 million or approximately 44% of total sales, while during 1994, the Company's OEM sales were approximately $2.9 million, which represents approximately 32% of total sales.

   Pro forma net income, which reflects the Company's net income had it been taxed as a C corporation, was $851,794 in 1995 compared with $638,825 for 1994. The increase of the pro forma net income of 33.3% in 1995 occurred despite the increase in income taxes and was, again, a result of the growth in the Company's sales.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

   Historically, the Company has financed its operations primarily with cash flow from operations and with the proceeds from its available credit lines. Cash flows from operating activities for the year ended December 31, 1994 aggregated $304,875, while cash required by operating activities for the year ended December 31, 1995 aggregated $87,283. For the nine months ended September 30, 1995 cash required by operating activities was $182,636; for the nine months ended September 30, 1996 cash flows from operating activities were $100,983. The negative cash flows for the year ended December 31, 1995 and for the nine months ended September 30, 1995 were primarily due to significant increased sales in 1995 and increased inventory levels to meet anticipated customer demand.

   Cash required by investing activities, which was solely related to additions to property and equipment, for the years ended December 31, 1994 and 1995 aggregated $39,303 and $362,102, respectively. For the nine months ended September 30, 1995 and 1996, cash required by investing activities was $158,111 and $84,360, respectively. The significantly higher additions to property and equipment during the nine months ended September 30, 1995 and the year ended December 31, 1995 coincided with the Company's move into its current premises.

   Cash required by financing activities for the year ended December 31, 1994 was $274,041; for the year ended December 31, 1995, cash flows from financing activities were $384,627. For the nine months ended September 30, 1995, cash flows from financing activities were $221,151, while cash required by financing activities for the nine months ended September 30, 1996 was $5,006. Net borrowings by the Company under its line of credit provided $647,049, $483,573 and $340,453 for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively; for the year ended December 31, 1994, net cash repayments under the Company's line of credit aggregated $154,286. During 1994 and 1995, the Company borrowed, in the aggregate, $120,000 from an entity controlled by the shareholders of the Company. Dividends, representing distributions of S-Corporation earnings, aggregated $193,495, $308,682 and $345,459 in 1994, 1995 and 1996,
respectively.

   Working capital was $3,360,185 at September 30, 1996, compared to $3,024,704 at December 31, 1995 and $2,336,135 at December 31, 1994. Accounts
receivable were $2,585,929 at September 30, 1996, down from receivables of $3,015,018 at December 31, 1995 and $1,579,693 at December 31, 1994. The
decrease in accounts receivable at September 30, 1996, compared to December 31, 1995 reflects decreased sales to a large customer which had operational and financial problems during early 1996. The customer has since recovered and has begun to again purchase products from the Company, but at a much lower volume than its previous purchases. The increase in accounts receivable from 1994 to 1995 reflects increased sales activity during 1995. Inventory was $3,218,287 at September 30, 1996, and $3,197,950 at December 31, 1995, up from inventory of $1,871,697 at December 31, 1994. This increase was attributable to purchases made during 1995 and 1996 to expand the Company's inventories to meet anticipated customer demand.

   The Company has a $2.5 million dollar revolving line of credit with an institutional lender, the material terms of which are set forth below. Borrowings under this line of credit bear interest at the rate of prime plus .5% per annum. Available borrowings under the line are based upon specific percentages of eligible accounts receivable and inventories. The line of credit is secured by a lien on the Company's accounts receivable, inventory and all other assets of the Company. As of December 31, 1996, approximately $1,450,000 million was outstanding under this credit facility. The line of credit is guaranteed by the Company's principal shareholders. Proceeds from this Offering will be used to pre-pay all or a significant portion of the outstanding debt under this credit facility. See "Use of Proceeds."

   In connection with its credit facility agreement, the Company is required to comply with certain affirmative and negative covenants, including limitations on further borrowings and dividend payments. Further, the Company is obligated to remain in compliance with certain financial ratios during the term of the agreement. As of December 31, 1996, the Company was in compliance with all financial ratios under this Agreement and the Company believes that it is currently in compliance with all other covenants of this agreement.

   The Company intends to reborrow funds from its credit facility to fund its future growth after utilizing the net funds of this Offering. See "Use of Proceeds" and "Business--Strategy." There can be no assurance that the Company will be in a position to borrow funds under its credit line at such time as they are required. Additionally, the credit facility will mature on July 26, 1997. While the Company expects that it will be able to renew the facility, there can be no assurance that the credit facility will be renewed or even if renewed that it can be renewed on its current terms.

   Since its inception, the Company has generally foregone the distribution of profits in an effort to grow the Company. As a result, Messrs. Stein and Briskin, the co-founders and principal shareholders of the Company have in the past personally paid taxes on profits that remained with the Company and were not distributed to them. In addition, Messrs. Stein and Briskin will personally pay taxes on undistributed profits of the Company for the period from January 1, 1996 to the Effective Date (for which the Company will reimburse such persons).

   In order to reimburse Messrs. Stein and Briskin for the loss of tax benefits associated with the previously taxed profits of the Company, the Company at the Effective Date will execute two Seven Year Convertible Subordinated Promissory Notes (the "Principal Shareholders' Notes") each in the amount of $806,021.50 (plus additional amounts equal to 39% of the Company's undistributed net pretax income for periods after September 30,
1996) in favor of Messrs. Stein and Briskin. The Principal Shareholders' Notes will bear interest at a rate of one percent over the floating prime rate charged by Citibank, N.A. The holders of the notes have the right to convert the principal amount of the notes at any time prior to maturity into shares of the Company's Common Stock based upon a conversion rate of $4.00 per share. In the event that the holders of the Principal Shareholders' Notes exercise the conversion rights, the shares of Common Stock issued upon conversion will be afforded one-time demand registration rights and certain piggyback registration rights.

   On July 15, 1996, the Company executed an Agreement and Plan of Merger among The Americas Growth Fund, Inc., a Maryland corporation ("AGF"), and its subsidiary AGF Merger Corporation, a Florida corporation, to effectuate a merger between the Company and AGF. On November 8, 1996 the parties to the Agreement and Plan of Merger entered into an agreement terminating the proposed merger. The Company incurred certain administrative, accounting and legal expenses, aggregating approximately $125,000, in connection with the proposed merger which was expensed by the Company during the nine months ended September 30, 1996.

   The Company has entered into a loan agreement with US Advantage (the sole shareholders of which are Messrs. Stein and Briskin) in the principal amount of $120,000. The loan is evidenced by a demand promissory note with an interest rate of 8.5% per annum. As of December 31, 1996, $120,000 remained outstanding under the loan with $15,007 in accrued interest. The Company anticipates paying off this outstanding amount from available cash flow. See "Certain Transactions."

   The Company expects that its cash flow from operations, along with its currently available bank line of credit, will be sufficient to meet its financing requirements over the next twelve months. This is a projection, however, and no assurance can be given that the Company's cash flow from operations and from its available line of credit will be available to meet the Company's cash requirements over the next twelve months. See "Risk Factors" and "Use of Proceeds" for a discussion of certain important factors that could materially impact this projection.

   The Company's management does not believe that inflation has had a significant effect on the Company's operations during the last several years. The Company's management believes the Company has historically been able to pass on increased costs of production to the price charged for its products, however given the labor-intensive nature of its products and the fact that the majority of its production occurs in the Far East, no assurance can be given that the Company will continue to be able to pass on such increased costs in the future.

                                   BUSINESS

GENERAL

   The Company designs, manufactures, markets and distributes computer connectivity and networking products nationally and internationally. The Company currently offers a broad range of products to its customers, including computer cables, connectors, installation products, data sharing devices, and fiber optic cables, as well as a complete selection of networking products, such as networking interface cards, hubs, transceivers, and repeaters for different networking topologies. The Company contracts with various manufacturers to manufacture and assemble the Company's products using designs and manufacturing specifications (including quality control) provided by the Company. The Company's products are manufactured from its own designs as well as from standard industry designs. The Company also assembles a very small percentage of its products at the Company's North Miami Beach facility. The Company's manufacturers are located primarily in the Far East, allowing the Company to obtain competitive pricing for its products due to comparatively lower labor costs in the production of its products. The Company offers its products to a broad range of both original equipment manufacturers ("OEM") customers and retailers (such as computer superstores and dealers, and mail order customers) in North America, Latin America, Eastern and Western Europe, and Japan. The Company generally does not offer its products to end users.

HISTORY OF THE COMPANY

   Advanced Electronic Support Products, Inc. ("AESP") is a Florida corporation incorporated in 1983. The Company is headquartered in North Miami, Florida and has warehouse facilities in North Miami and South San Francisco, California. Through AESP Computerzubehor GmbH, a German company established in 1987 ("AESP Germany"), and Advanced Electronic Supports Products Computertillbehor i Sweden Aktiebolag, a Swedish company established in 1988 ("AESP Sweden"), both wholly owned by the two principals of AESP, AESP established sales offices and warehouses in Germany and Sweden.

   Until 1990, the Company primarily offered connectivity products for use with Apple computers. In 1991, the Company expanded its product base to include PC connectivity and general networking products. Since 1993, the Company has experienced significant sales growth in the United States, and, through AESP Germany and AESP Sweden, significant sales growth in Europe. In 1995, the Company began warehousing products in Germany to accommodate its growing product line and to better service its expanding base of European customers, including those in Eastern Europe. Immediately prior to the Effective Date, Slav Stein and Roman Briskin (the two principals of AESP Germany and AESP Sweden) shall contribute for no additional consideration their interest in AESP Germany and AESP Sweden to the Company resulting in AESP Germany and AESP Sweden becoming wholly-owned subsidiaries of the Company. See "Certain Transactions."

THE COMPUTER CONNECTIVITY INDUSTRY AND COMPETITION

   The growth of computer sales over the past five years has increased the need for components and devices which connect computers with computer peripherals and other computer-related equipment. Companies which currently service this growing computer connectivity market fall into three categories: manufacturers and distributors, retailers and catalog houses. Catalog houses sell directly to end-users by mass mailing catalogs. Retailers sell to end-users from retail stores. Often retailers of competitive products have multiple locations. Manufacturers and distributors, such as the Company, service both the retailers and catalog houses.

   Due to the high volume and labor intensive nature of manufacturing computer connectivity products, most of these products are manufactured outside the United States in such countries as Taiwan, the Peoples' Republic of China, Hong Kong, Malaysia and Korea.

   Currently, distributors of computer connectivity products range in size, with the largest companies reporting in the range of $50 million in annual net sales and the smaller distributors reporting little more than $1-3 million in annual net sales. These small distributors predominate the computer connectivity industry, and are largely fragmented throughout the different sectors of the computer connectivity industry. Some of these distributors have greater assets and possess greater financial and personnel resources than those of the Company. With $13.7 million in gross revenues in 1995, the Company is among the group of distributors whose annual gross sales are between $50 million and $1-3 million. In general, the Company has competed with its competitors by providing quality products, competitive prices and a broad range of services. The Company seeks to adhere to this approach in competing with its competitors in the future. In particular, the Company plans to improve its competitive position within the industry by expanding its product lines and developing new products, entering new markets with competitive prices by enlarging its distribution networks, and broadening the services it provides to its customers. See "--Strategy."

PRODUCTS AND SERVICES

   The Company's products fall into four product categories: connectivity, networking, audio/video, and accessories. Connectivity products generally include cable assembles, adaptors, connectors, installation products, and data-sharing devices. Connectivity products can be characterized as products which connect a computer, for example, to other external hardware, such as a printer. Networking products include, for example, interface cards, hubs, transceivers, and repeaters for different networking topologies. Networking products can be described as products which connect a computer, for example, to another computer or to a network server. Audio/video products include connectivity-type products for multimedia applications. Audio/video products connect audio and video output to homes and businesses. Accessories include tools, testers, and surge protectors. Accessories are used across all three other product lines.

   Part of the Company's success to date has resulted from expanding the variety of the products it offers through its diversification into, and management of, these four product categories. By diversifying among these four product categories, the Company has expanded its product lines as well as the total number of its products offered within those lines allowing it to enter new markets and increase gross sales. Another important element to the Company's success is product management which includes overseeing the production and assembly of the Company's products as well as keeping in touch with the types of products being produced by the industry as a whole.

   The Company is constantly upgrading its product lines in an effort to meet changing customer demand. In the first quarter of 1996, the Company produced a new comprehensive, reference-style catalog, which includes over 1000 of the Company's products. During the same quarter, the Company also improved the packaging of its products. The Company is currently working with an outside advertising agency to improve the Company's brand name recognition.

   In addition to offering a large variety of products, the Company also offers numerous services to its customers. These services include, but are not limited to: stock rotation (where the customer can return unsold products for credit towards purchases of new products); price protection (where the customer is entitled to receive a lower price if another customer receives a lower price on the same product); enhanced packaging; custom packaging; technical and design support (where the customer receives advise from the Company on which product or design specification is appropriate for a particular situation); assembly support (where customers rely on the Company to assemble the component parts the customer traditionally had done itself); training (where the customer receives training from the Company on the different capabilities and applications of the Company's products); extended warranties; merchandising/display programs and quality control. These value-added services assist the Company's customers, providing what the Company believes is a competitive advantage.

MANUFACTURING AND SUPPLIERS

   All of the Company's products are manufactured according to the Company's design specifications. Specifically, those specifications are derived from the Company's designs or from standard industry designs, which the Company also employs. Products which the Company designs are custom designs where often the customer provides the specifications (usually with the Company's assistance). OEM products are generally custom designed. The Company also provides products, such as bulk cable products, from standard industry designs where the Company is, for the most part, not involved in the design process. Retail products are generally derived from standard industry designs. The Company contracts with suppliers to manufacture its products using one of two methods. With the first method, the Company works with a primary manufacturer (a/k/a an assembler) in directing this manufacturer to various other manufacturers (with whom the Company also works) in order to obtain the numerous component parts which the primary manufacturer uses in assembling a particular product or product line. With the second method, the Company works solely with a primary manufacturer of a product or product line and does not assist that manufacturer in identifying the various other manufacturers (a/k/a suppliers) for its component parts. Under either method, the primary manufacturer is responsible for assembling the product, which assembly procedure following the Company's specifications is generally uniform throughout the various primary manufacturers for each product. For example, the assembly of molded cables consists of several uniform procedures which can be summarized as follows: (a) the cable is prepared by cutting, removing the PVC jacket and stripping the connectors,
(b) the connectors on either end of the cable are then soldered to their respective connector type, (c) the soldered connectors are then molded using injection molding, (d) a shield is then placed on top of the first mold, (e) a final mold is then applied along with a shield foil protecting the connectors, and (f) the cable is packaged and shipped. For a description of the Company's quality control procedures, see "--Quality Control" below. The above process can be modified depending upon the Company's final product specifications and requirements.

   The manufacturers used by the Company are located mainly in Taiwan, Korea and the Peoples Republic of China, although the Company also uses manufacturers in Europe and the United States.

   For the production of each specific type of retail product, the Company usually maintains an on-going relationship with several suppliers to guard against the possibility of problems with one supplier adversely impacting the Company's business. For the production of OEM products, the Company usually uses a single supplier for each product, with other factories providing competitive price quotes and being available to supply the same OEM product if a primary supplier fails to produce for reasons outside the Company's control. In an effort to produce defect-free products and maintain good working relationships with its suppliers, the Company keeps in contact with its suppliers, often inspecting the manufacturing facilities of the suppliers and implementing quality assurance programs in the supplier's factories. See "--Quality Control."


  Over the last five years, the Company has significantly expanded its supplier base. Presently, the Company works with approximately 35 suppliers both in and outside the United States. The Company has one supplier (Kaicap Investments, Ltd. located in Hong Kong) supplied approximately 10 percent of the Company's net sales during 1995. No other source of supply accounted for more than 10 percent of the Company's net sales, and other than purchase orders, the Company does not enter into supply or requirements contracts with its suppliers. The Company believes that purchase orders, as opposed to supply or requirement agreements, provide the Company with more flexibility in responding to customer demand.


QUALITY CONTROL

   The goal of the Company's quality control program is to provide the Company's customers with defect-free products. Working with its primary manufacturers and often with the manufacturers of the component parts, the Company has instituted quality control measures at five stages throughout the manufacturing process. At the first stage, the Company works with its primary manufacturers to institute a general quality control check upon the entry of the various component parts into the primary manufacturers' factory. At the second stage, the primary manufacturer checks to ensure that the contacts which are being fitted with connectors function properly. The third and fourth stages of quality control occur after each molding process, with the final product being subject to quality control upon shipment to the Company. The fifth and final stage of quality control occurs at one of the Company's distribution warehouses (North Miami, San Francisco, Germany and Sweden). At this final stage of quality control, the Company tests a certain percentage of each shipment of the products it receives to ensure the products meet the Company's quality standards. The Company is currently working with its suppliers and aims to have approximately 80% of its suppliers with the "ISO 9000" approval by the end of calendar year 1997. The ISO 9000 is an international manufacturing standard which is becoming more prevalent across numerous industries. Almost all of the Company's current suppliers are in the process of implementing ISO 9000 procedures.

DISTRIBUTION

   OEM sales are generally handled by salespersons located in the Company's headquarters in North Miami, Florida, with an additional warehouse in the San Francisco area to improve delivery times from the Pacific rim. OEM customers located in the Western half of the United States receive their product directly from the Company's South San Francisco warehouse, while customers located in the Eastern half of the United States receive their shipments from the North Miami warehouse. Retail sales are generally handled from the Company's headquarters in North Miami, Florida and from the German and Swedish offices and warehouses. Quality assurance points are located at all warehouse locations. The Company also maintains a limited production facility in North Miami for small OEM and custom cable orders.

CUSTOMER BASE

   The Company's customer base is divided into two categories: OEM and retail. OEM customers are manufacturers of computer-related equipment which use the Company's products as part of their finished products. Retail customers are local and regional resellers, value-added resellers and distributors, educational institutions and catalog houses. Catalog houses constitute a large share of the Company's domestic retail sales and also represent the most potential in the Company's efforts to expand its retail customer base. The retail mass merchandising market also represent a significant growth area for the Company. The Company does not sell directly to end-users. Two of the Company's largest customers, Boca Research and Cyquest (who are both OEM customers), accounted for approximately 16.5 percent and 12 percent, respectively, of the Company's net sales for the year ended 1995 and one of those customers, Boca Research, accounted for approximately 14 percent of the Company's net sales for the nine months ended September 30, 1996. No other customer of the Company accounted for more than 10 percent of the Company's net sales for those same periods. The Company's top 10 customers accounted for approximately 90 percent of the Company's net sales for the year ended 1995 and approximately 44 percent of the Company's net sales for the nine months ended September 30, 1996. The reduction in net sales attributable to the Company's top ten customers reflects the Company's attempts to diversify its customer base and reduce dependence on any one set of customers. This effort to diversify goes hand in hand with the Company's efforts to increase sales.

MARKETING AND SALES

   The Company's marketing and sales efforts are directed by the Sales and Marketing Department. See "--Corporate Organization and Distribution." The marketing group is responsible for, among other things, publishing the Company's catalogs for each product line as well as the general Company catalog, assisting the sales group (described below) in preparing for sales shows, advertising the Company's products in industry publications, working with mail-order catalogs to prepare advertising space in such catalogs, and providing designs for packaging the Company's products. The sales group is responsible for, among other things, contacting potential customers with information and prices for the Company's products, following leads from trade shows, providing customer support and visiting customers on a regular basis. As discussed in the "Products" section above, the Sales and Marketing Department is currently working with an outside advertising agency to improve the Company's name brand recognition. For a discussion of potential new markets for the Company and how the Company anticipates entering such markets, see "--Strategy" below.

STRATEGY

   The Company's goals are to continue the growth which it has experienced since January 1990, and to become a leader and achieve brand recognition in the computer connectivity and networking industry. In order to achieve these two goals, the Company's strategy is to increase its retail and OEM customer base through internal growth and through growth by acquisition.

   The Company plans to increase its operating revenues and income by increasing its retail and OEM customer base in existing markets and expanding into new markets. In order to increase its national and international retail customer base, the Company intends to continue to increase its marketing with large catalog companies and to increase its product line and the size of its inventory as well as continue to expand its sales and marketing efforts by opening additional sales offices in Eastern and Western Europe and in Latin America. In an effort to expand its OEM customer base, the Company intends to seek to offer its products not only to OEM computer product manufacturers, but also to the manufacturers' in the medical, appliance, telecommunications, and cable TV industries.

   Another element of the Company's strategy to achieve its goals, is to grow by the acquisition of other companies, assets, and/or product lines that would compliment or expand the Company's existing business. The Company believes that there are many small distributors which would be interested in consolidating with the Company, allowing the Company to grow significantly. In general, the Company would look for companies and/or product lines with new designs, new technology, and advanced products, preferably in the high technology industries. In particular, the Company would be interested in companies and/or product lines in the telecommunications, cable audio/video, and computer markets. The Company believes that acquisitions will enable it to leverage its current level of operations and accelerate growth. The Company has no present understanding, agreement or arrangement with respect to any such material acquisition.

   As part of the Company's strategy to increase its retail and OEM customer base, the Company shall seek to continue to maintain the quality of its products as the volume of products manufactured by the Company increases. To this end the Company will continue to implement the international manufacturing standard ISO 9000 throughout the manufacturing and assembly process of its products. See "--Quality Control." The acquisitions of companies and/or inventories as set forth above are expected to be funded in part by borrowings under the Company's revolving credit facility and from the proceeds of this Offering. See "Use of Proceeds."

CORPORATE ORGANIZATION

   The Company is divided into five departments: (1) The Sales and Marketing Department, (2) the International Sales Department (including affiliated offices in Sweden and Germany), (3) the Purchasing Department, (4) the Operations Department (including the MIS, shipping, warehouse and quality control and production groups), and (5) the Accounting Department. The Sales and Marketing Department covers sales in Latin America, the United States and Canada. Account Managers and Customer Service Representatives service this department from the North Miami headquarters. The International Sales Department covers sales in Eastern and Western Europe, with offices in Sweden and Germany servicing the European sector, and exclusive distributors in the Ukraine and Russia handling East European customers.

   The Sales and Marketing Department also includes product management, graphic arts and technical support services. The International Sales Department also receives support from the Sales and Marketing Department.

EMPLOYEES

   As of December 31, 1996, the Company employed 62 people at the following locations: Miami office--45; AESP Sweden--seven; and AESP Germany--ten. Company wide--11 employees work in administration/accounting, three employees work in purchasing, 27 employees work in sales and marketing, and 21 work in the Operations Department. None of the Company employees is covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

PROPERTIES

   The Company's executive offices are located in North Miami, Florida. All of the Company's properties are maintained on a regular basis and are adequate for the Company's present requirements. The Company may, in the future, consolidate its inventory into a single warehouse facility, if it is cost effective to do so and if required to support the Company's growth.

   The following table identifies the principal properties utilized by the Company. All properties are leased. RSB Holdings, Inc., a related party, owns the corporate headquarters, product assembly and central warehouse, and leases such properties to the Company. See "Certain Transactions."

                                                                  APPROXIMATE
FACILITY DESCRIPTION                       LOCATION              SQUARE FOOTAGE
--------------------                       --------              --------------
Corporate Headquarters, Product Assembly
  and Central Warehouse .................  North Miami, FL           10,000
Warehouse ...............................  North Miami, FL           20,000
Warehouse ...............................  San Francisco, CA          5,000
Sales Office and Warehouse ..............  Tierp, Sweden              5,000
Sales Office and Warehouse ..............  Sulzemoos, Germany         5,000
Bonded Warehouse ........................  Sulzemoos, Germany         6,000

LEGAL PROCEEDINGS

   As of the Effective Date, there are no material legal proceedings to which the Company is a party.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The directors and executive officers of the Company and their ages are as follows:

NAME                 AGE    POSITION
----                 ---    --------
Slav Stein           52     President and a Director
Roman Briskin        47     Vice President, Secretary, Treasurer and a Director
Terrence R. Daidone  37     Director

   The principal occupations for the past five years of each of the directors and executive officers of the Company are as follows:

   Mr. Stein has served as President and Director of the Company since January 1992. Prior to January 1992, Mr. Stein had served as Executive Vice President, General Manager and Director of the Company. Mr. Stein was a co-founder of the Company and has been employed by the Company since its formation. Mr. Stein is also a director and executive officer of RSB Holdings, Inc., a Florida corporation, since September 1994, Planet Corporation, a Florida corporation, since September 1991, and US Advantage Corporation, a Florida corporation, since October 1994. See "Certain Transactions."

   Mr. Briskin has served as Vice President, Secretary, Treasurer and Director of the Company since January 1992. Prior to January 1992, Mr. Briskin had served as Secretary and Treasurer of the Company. Mr. Briskin joined the Company in 1984. Mr. Briskin is also a director and executive officer of RSB Holdings, Inc., a Florida corporation, since September 1994, Planet Corporation, a Florida corporation, since September 1991, and US Advantage Corporation, a Florida corporation, since October 1994. See "Certain Transactions."

   Mr. Daidone has served as Director of the Company since January 1997. Since 1996, Mr. Daidone has served as Vice President of Sales and Marketing with Fugate and Associates, Inc./ERS Imaging Supplies, Inc., a Pennsylvania corporation. From 1993 to 1996, Mr. Daidone served as Director of Mass Merchant Operations with Nashua Corporation, a Delaware corporation. Prior to that, Mr. Daidone served as President of Nashua Cartridge Products, Inc., a Delaware corporation and a subsidiary of Nashua Corporation.

KEY EMPLOYEES

   Kevin Brin has served as the Company's Audio/Video Marketing Manager since June 1996. Prior to joining the Company, Mr. Brin worked as the National Sales Manager for Viewsonics Corporation in Boca Raton, Florida for a year and a half, and previously was President of EECO Electronics, Ltd. in New York for more than eight years.

   Daniel Cohen has served as the Company's Purchasing Manager since early 1996. Prior to joining the Company, Mr. Cohen worked as Director of Operations for Arrow Industries, Inc. in Miami, Florida for several years.

   Tom Collentine has served as OEM Sales Manager since November 1996. Mr. Collentine worked with America II Electronics, Inc. in St. Petersburg, Florida for four years prior to joining the Company.

   Don Lacertosa, who is the Company's Marketing Manager, has been with the Company since early 1994. Prior to joining the Company, Mr. Lacertosa was Product Manager for two years for a computer-related firm in New Jersey.

   Steven Meistle has served as the Company's Controller since May 1993. Prior to joining the Company, Mr. Meistle was a consultant on accounting matters for several years.

   Donald Oldag has served as the Company's Retail and Sales Manager since early 1995. Prior to joining the Company, Mr. Oldag was National Sales Manager for Mico Connectors Co. in California. Adrian Peschl has served as the Company's Director of Operations since mid-1994. Prior to joining the Company, Mr. Peschl was Engineering Manager for Casi Rusco, Inc. in Boca Raton, Florida.

ADDITIONAL DIRECTORS

   The Company intends to add several additional members to its Board of Directors at least two of whom (including Mr. Daidone) are expected to be independent of management. The Company intends to seek as members of the Board of Directors persons knowledgeable in the computer connectivity and networking industry or in the distribution business generally, and persons with experience with companies achieving significant growth.

COMMITTEES OF THE BOARD

   The Company has established an Audit Committee and a Nominating and Compensation Committee. The Audit Committee recommends the independent accountants appointed by the Board of Directors to audit the financial statements of the Company, which includes an inspection of the books and accounts of the Company, and reviews with such accountants the scope of their audit and their report thereon, including any questions and recommendations that may arise relating to such audit and report of the Company's internal accounting and auditing procedures.

   The Nominating and Compensation Committee reviews and approves the compensation of executive officers, evaluates possible director nominees and makes recommendations concerning such nominees to the Board of Directors and recommends to the Chairman and the Board the composition of the Board committees and nominees for officers of the Company.

DIRECTOR COMPENSATION

   Two of the three current members of the Board of Directors receive salaries from the Company in their capacities as executive officers of the Company and will receive no additional compensation for serving as directors of the Company. The third director is a non-employee director and will initially receive for his services as a director options to purchase (at the public offering price) 3,000 shares of Common Stock. These options have been granted under the Company's 1996 Stock Option Plan. The Company anticipates that non-employee directors will generally be paid fees for attending Board meetings and may receive grants of stock options.

SUMMARY COMPENSATION TABLE

   The following table shows remuneration paid or accrued by the Company during the year ended December 31, 1995 and for each of the two preceding years, to the President and Vice President, the most highly compensated executive officers of the Company, for services in all capacities while they were employees of the Company:

                                                                      LONG-TERM COMPENSATION
                                                              --------------------------------------
                                                                        AWARDS
                                                              -------------------------
                                                               RESTRICTED
                                         SALARY      BONUS        STOCK        OPTION/                    ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR       ($)        ($)        AWARDS        SARS(#)     PAYMENTS    COMPENSATION(1)
---------------------------     ----     ------      ------    ----------      -------     --------    ---------------
Slav Stein .................    1995     $90,000       --         --           --          --             --
                                1994     $75,000       --         --           --          --             --
                                1993     $60,000       --         --           --          --             --

Roman Briskin ..............    1995     $90,000       --         --           --          --             --
                                1994     $75,000       --         --           --          --             --
                                1993     $60,000       --         --           --          --             --

----------
(1) Does not include compensation paid to the executive to cover withholding taxes incurred as a result of the Company's status as an S corporation.

   No long-term compensation awards were made to management during the three years ended December 31, 1995. During 1996, Messrs. Stein and Briskin each received the Principal Shareholders' Options, allowing them each to purchase 225,000 shares of Common Stock (450,000 shares in the aggregate) at the initial public offering price of the Common Stock. The Principal Shareholders options have a ten year term, are intended to qualify as incentive stock options under the Internal Revenue Code (the "Code") and have certain piggy back and demand registration rights.

   The holders of the Principal Shareholders' Options have agreed to a lock-up of the sale of any of their shares in the open market without the consent of the Underwriters for a two year period. See"Underwriting." Subject to this lockup, the Principal Shareholders' Options are divided into two categories (i) options to purchase 100,000 shares of Common Stock held by each of Messrs Stein and Briskin (200,000 options in the aggregate) are exercisable at any time without any conditions and (ii) options to purchase 125,000 shares of Common Stock (the "Contingent Options") held by each of Messrs. Stein and Briskin (250,000 options in the aggregate) are exercisable only upon the satisfaction of certain contingencies.

   The Contingent Options enable Messrs. Stein and Briskin to acquire up to an aggregate of 250,000 shares of Common Stock subject to certain performance contingencies set forth below. Nonetheless, regardless of the Company's performance, all of the Contingent Options will vest and become fully exercisable seven years after their date of grant, with provisions for earlier vesting. Earlier vesting of the exercise of the Contingent Options is contingent upon the Company achieving either a specified earnings per share level or a specified stock price level (the "Performance Threshold"), for the corresponding fiscal year-end. Commencing with fiscal year-ended December 31, 1997, and at each of the four fiscal year ends thereafter, 50,000 of such options will become exercisable (i) if the Company achieves earnings per share of $.50, $.60, $.72, $.86 and $1.04 for the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively (or cumulative earnings per share of $.50, $1.10, $1.82, $2.68 and $3.72, respectively) (ii) if the closing bid price of the Company's Common on any 20 consecutive trading days during such fiscal year is $7.20, $8.64, $10.37, $12.44 and $14.93, respectively or (iii) the Company has net income of $1.0 million, $1.2 million, $1.440 million, $1.728 million and $2.074 million, respectively (or cumulative net income of $1.0 million, $2.2 million, $3.64 million, $5.368 million and $7.442 million, respectively). For any fiscal year after January 31, 1997 in which the Company attains the foregoing earnings per share, stock price or cumulative net income targets, any options eligible for vesting in prior years which were not vested and exercisable because the targets for such fiscal years were not achieved, shall become exercisable. In addition, for any fiscal year in which the Company attains the earnings per share, stock price or cumulative net income targets applicable to a subsequent fiscal year, all options eligible for vesting in such subsequent fiscal year shall vest and become exercisable. If any of the Warrants are exercised, the options shall vest and become exercisable pro rata (based on the number of Warrants exercised) to the extent not already vested in accordance with the foregoing.

EMPLOYMENT AGREEMENTS

   At the Effective Date, Messrs. Stein and Briskin will each enter into an employment agreement with the Company. The term of such employment agreements will (subject to earlier termination for cause) be for an initial period of five years and will thereafter continue for successive one year terms unless canceled by either party. During the term of such employment agreements, Messrs. Stein and Briskin will each receive a salary of $150,000 per year, which salary will increase annually by 10 percent of the prior year's salary plus the increase in the consumer price index, which annual increase may not, in any event, exceed 20 percent of the prior year's salary. In addition, Messrs. Stein and Briskin will each be entitled to receive an annual bonus equal to five percent of the Company's pre-tax net income in each fiscal year. The Company will provide each of Messrs. Stein and Briskin with an automobile allowance of $500 per month and a term life insurance policy in the amount of $1,000,000.

   For purposes of the employment agreements, a change in control is defined as an event that: (i) would be required to be reported in response to Item 6(e) of Schedule 14(a) of Regulation 14A under the Exchange Act; or (ii) causes a person other than Messrs. Stein and Briskin to beneficially own more than 30 percent of the Company's outstanding securities. In the event that during the term of such employment agreements there is a change of control of the Company which has not been approved by the Company's Board of Directors, Messrs. Stein and Briskin will have the option to terminate their employment with the Company within three months of the change of control and receive a lump sum payment of $750,000 each. In such event, all previously granted stock options would become automatically vested. If the Board of Directors approves a change of control, Messrs. Stein and Briskin may terminate their employment, but would only be entitled to receive a payment equal to the prior year's annual salary and to become automatically vested in a portion of their stock option equal to their percentage completion of the term of their employment agreement. As part of such employment agreements, each of Messrs. Stein and Briskin will agree not to compete against the Company for a 12-month period following the termination of his employment with the Company for any reason other than a change in control without the approval of the Board of Directors.

STOCK OPTION PLAN

   The Company has adopted the 1996 Stock Option Plan (the "1996 Plan"). Pursuant to the 1996 Plan options to acquire a maximum of 265,000 shares of Common Stock may be granted to directors, executive officers, employees (including employees who are directors), independent contractors and consultants of the Company. Options to purchase 3,000 shares have been granted under the 1996 Plan.

   The 1996 Plan is administered by the Nominating and Compensation Committee of the Board of Directors. The Nominating and Compensation Committee determines which persons will receive options and the number of options to be granted to such persons. The Nominating and Compensation Committee also interprets the provisions of the 1996 Plan and makes all other determinations that it may deem necessary or advisable for the administration of the 1996 Plan.

   Pursuant to the 1996 Plan, the Company may grant ISOs (Incentive Stock Options) and NQSOs (Non-Qualified Stock Options). The price at which the Company's Common Stock may be purchased upon the exercise of options granted under the 1996 Plan are required to be at least equal to the per share fair market value of the Common Stock on the date particular options are granted. Options granted under the 1996 Plan may have maximum terms of not more than 10 years and are not transferable, except by will or the laws of descent and distribution. None of the ISOs under the 1996 Plan may be granted to an individual owning more than 10 percent of the total combined voting power of all classes of stock issued by the Company unless the purchase price of the Common Stock under such option is at least 110 percent of the fair market value of the shares issuable on exercise of the option determined as of the date the option is granted, and such option is not exercisable more than five years after the grant date.

   Generally, options granted under the 1996 Plan may remain outstanding and may be exercised at any time up to three months after the person to whom such options were granted is no longer employed or retained by the Company or serving on the Company's Board of Directors. Notwithstanding the foregoing, the Company may not grant options in excess of 15% of the outstanding Common Stock for a period of 1 year from the Effective Date.

   Pursuant to the 1996 Plan, unless otherwise determined by the Nominating and Compensation Committee, one-third of the options granted to an individual are exercisable upon grant, one-third are exercisable on the first anniversary of such grant and the final one-third are exercisable on the second anniversary of such grant. However, options granted under the 1996 Plan shall become immediately exercisable if the holder of such options is terminated by the Company or is no longer a director of the Company, as the case may be, subsequent to certain events which are deemed to be a "change in control" of the Company. A "change in control" of the Company generally is deemed to occur when (i) any person becomes the beneficial owner of or acquires voting control with respect to more than 20 percent of the Common Stock (or 35 percent if such person is a holder of Common Stock on the Effective Date) (ii) a change occurs in the composition of a majority of the Company's Board of Directors during a two-year period, provided that a change with respect to a member of the Company's Board of Directors shall be deemed not to have occurred if the appointment of a member of the Company's Board of Directors is approved by a vote of at least 75 percent of the individuals who constitute the then existing Board of Directors; or (iii) the Company's stockholders approve the sale of all of the Company's assets.

   ISOs granted under the 1996 Plan are subject to the restriction that the aggregate fair market value (determined as of the date of grant) of options which first become exercisable in any calendar year cannot exceed $100,000.

   The 1996 Plan provides for appropriate adjustments in the number and type of shares covered by the 1996 Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

CONSULTING AGREEMENT WITH TIMOTHY MAHONEY

   Timothy E. Mahoney has served as a consultant to the Company since January 1996. The Company has entered into a Consulting Agreement with Mr. Mahoney whereby the Company has agreed to compensate Mr. Mahoney for his services to the Company. The term of such Consulting Agreement has recently been amended to provide for a period of one year, effective January 1, 1997. Mr. Mahoney will be responsible for performing such consulting and advisory services pertaining to the Company's business as the Company shall from time to time request including, without limitation, the development of the Company's OEM and retail business, development of a strategy to increase revenue and brand awareness among customers, personnel recruitment, identification of potential acquisition targets, and introductions to potential customers. As consideration for the performance of such services, Mr. Mahoney will be paid $16,300 per month during the term of his Consulting Agreement. He has also been granted seven-year options to purchase 23,000 shares of Common Stock exercisable at $4.00 per share and 40,000 shares of Common Stock exercisable at $6.00 per share (collectively, the "Mahoney Options"). The Mahoney Options are presently exercisable.

INDEMNIFICATION

   Pursuant to the Company's Articles of Incorporation and By-laws, officers and directors of the Company shall be indemnified by the Company to the fullest extent allowed under Florida law for claims brought against them in their capacities as officers and directors. Indemnification is allowed if the officer or director acts in good faith and, in the case of conduct in his official capacity, in a manner reasonably believed to be in the best interests of the Company, or in all other cases, with a reasonable belief that his conduct was at least not opposed to the Company's best interests. In the case of criminal proceedings, an officer or director should have no reasonable cause to believe his conduct was unlawful. Accordingly, it is possible that indemnification may occur for liabilities arising under the Securities Act. The Underwriting Agreement also contains provisions under which the Company and the Underwriters have agreed to indemnify each other (including officers and directors) against certain liabilities under the Securities Act. See "Underwriting." Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             CERTAIN TRANSACTIONS

   As of July 15, 1996, the Company entered into a five year lease with RSB Holdings, Inc., a Florida corporation ("RSB Holdings"), pursuant to which the Company leases its corporate headquarters and warehouse in North Miami, Florida. The Company makes annual payments under such lease in the amount of approximately $43,200. Messrs. Stein and Briskin each own 50 percent of the issued and outstanding common stock of RSB Holdings, and are its sole officers and directors. See "Business--Properties."

   Immediately prior to the Effective Date, Messrs. Stein and Briskin, who currently own all of the outstanding stock of AESP Germany and AESP Sweden will contribute their interests in said corporations immediately prior to the Effective Date, to the Company for no additional consideration. See "Business--History of the Company."

   The Company will issue two Principal Shareholders' Notes, each in the amount of $806,021.50 (plus additional amounts equal to 39 percent of the Company's net pretax income for periods after September 30, 1996). The Principal Shareholders' Notes will bear interest at a rate of one (1) percent over the prime rate payable monthly. Principal and accrued but unpaid interest will be due seven (7) years from the Effective Date. The Principal Shareholders' Notes will be convertible into Common Stock of the Company at a conversion price of $4.00 per share. The Principal Shareholders' Notes will be also subordinate to all institutional senior debt of the Company.

   The Company sells certain of its computer connectivity products to Planet Corporation, a Florida corporation ("Planet Corporation"), of which Messrs. Stein and Briskin each own 25 percent of the issued and outstanding capital stock. Planet Corporation sells the products it purchases from the Company outside the United States to unaffiliated third parties in Russia and the Ukraine, on terms which in general were no more or less favorable than those terms offered to third parties. The Company sold approximately $170,000 of products to Planet Corporation in 1995, and for the nine months ended September 30, 1996, have not sold any of its products to Planet Corporation.

   US Advantage Corporation, a Florida corporation ("US Advantage") loaned to the Company pursuant to a Demand Promissory Note $120,000 in July 1995 at an interest rate of 8.5 percent. The loan amount may be prepaid at any time prior to maturity without penalty. As of December 31, 1996, $120,000 remains outstanding; $15,007 in interest had accrued under the note. Messrs. Stein and Briskin each own 50 percent of the issued and outstanding capital stock of US Advantage.

   The Company believes that all the foregoing related-party transactions were on terms no less favorable to the Company than could reasonably be obtained from unaffiliated third parties. All future transactions with affiliates will be approved by a majority of disinterested directors of the Company and on terms no less favorable to Company than those that are generally available from unaffiliated third parties.

                            PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock (including shares subject to options) as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered by this Prospectus, by (a) each of the Company's directors, (b) all executive officers and directors of the Company as a group, and (c) all persons known by the Company to beneficially own 5% or more of the Company's Common Stock.


                                          SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                 OWNED                     OWNED
                                       PRIOR TO THE OFFERING(1)    AFTER THE OFFERING(1)
                                       ------------------------    ---------------------
NAME OF BENEFICIAL OWNER(2)               SHARES       PERCENT       SHARES      PERCENT
---------------------------               ------       -------       ------      -------
Slav Stein ..........................      682,755     49.89%        682,755       32.3%
Roman Briskin........................      682,755     49.89%        682,755       32.3%
Terry Daidone(3).....................        3,000       .22%          3,000         .1%
All directors and executive officers
  as a group (2 persons) ............    1,368,510       100%      1,368,510       64.7%

(1) Includes (i) 353,010 shares of Common Stock issuable upon the conversion of the Principal Shareholders' Notes (at September 30, 1996 and after the prepayment thereof to be made from the proceeds of this Offering), and
    (ii) 200,000 shares of Common Stock issuable upon the exercise of that portion of the Principal Shareholders' Options which is already exercisable. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Financial Condition, Liquidity and Capital Resources" and "Certain Transactions." Excludes 250,000 shares of Common Stock issuable upon the exercise of the Contingent Options, which options are not presently vested.

(2) Each person named in the table has the sole voting and investment power with respect to the shares beneficially owned. The address for each named person is c/o the Company.

(3) Presently exercisable stock options.

                         DESCRIPTION OF CAPITAL STOCK

   The Company's authorized capital consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). None of the Preferred Stock is outstanding.

COMMON STOCK

   The Company has 20,000,000 shares of authorized Common Stock, par value $.001 per share, of which 812,500 shares are issued and outstanding (1,562,500 shares after completion of this Offering). Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

   The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company,
(iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto, and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued in the future, including voting, dividend, and liquidation rights.

   The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

WARRANTS

   Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price equal to 115% of the initial public offering price of the Common Stock for a period of four years commencing on the first anniversary of the effective date of this Offering (the "First Exercise Date"). Each Warrant is redeemable by the Company at a redemption price of $0.01 per Warrant, at any time after the First Exercise Date, upon thirty days' prior written notice to the holders thereof, if the average closing bid price of the Common Stock, as reported on the principal exchange on which the Common Stock is traded, equals or exceeds 175% of the initial public offering price of the Common Stock per share for twenty consecutive trading days ending three days prior to the date of the notice of redemption. Pursuant to applicable federal and state securities laws, in the event a current prospectus is not available, the Warrants may not be exercised by the holders thereof and the Company will be precluded from redeeming the Warrants. There can be no assurances that the Company will not be prevented by financial or other considerations from maintaining a current prospectus. Any Warrant holder who does not exercise prior to the redemption date, as set forth in the Company's notice of redemption, will forfeit the right to purchase the Common Stock underlying the Warrants, and after the redemption date or upon conclusion of the exercise period any outstanding Warrants will become void and be of no further force or effect, unless extended by the Board of Directors of the Company. See "Underwriting."

   The number of shares of Common Stock that may be purchased is subject to adjustment upon the occurrence of certain events including a dividend distribution to the Company's shareholders, or a subdivision, combination or reclassification of the outstanding shares of Common Stock.

   The Company may at any time, and from time to time, extend the exercise period of the Warrants, provided that written notice of such extension is given to the Warrant holders prior to the expiration of the date then in effect. Also, the Company may reduce the exercise price of the Warrants for limited periods or through the end of the exercise period in accordance with the terms of the Company's warrant agreement with the Transfer Agent if deemed appropriate by the Board of Directors. Any extension of the term and/or reduction of the exercise price of the Warrants may be subject to compliance with Rule 13e-4 under the Exchange Act including the filing of a Schedule 13E-4. Notice of any extension of the exercise period and/or reduction of the exercise price will be given to the Warrant holders. The Company does not presently contemplate any extension of the exercise period nor does it contemplate any reduction in the exercise price of the Warrants. Factors which the Board of Directors may consider in taking such action include the current market conditions, the price of the Common Stock and the Company's need for additional capital.

OPTIONS AND CONVERTIBLE SECURITIES PRESENTLY OUTSTANDING

   Upon the Effective Date, the following options and convertible securities will be outstanding: (i) options to purchase an aggregate 63,000 shares of Common Stock held by a consultant to the Company; (ii) options to purchase an aggregate of 450,000 shares of Common Stock held by the Company's principal shareholders; (iii) options to purchase 3,000 shares of Common Stock held by a non-employee director of the Company, and (iv) an aggregate of 353,010 shares of Common Stock (based upon the principal amount of the note after payment of a part thereof from the proceeds of the Offering as of September 30, 1996) issuable upon the conversion of the Principal Shareholders' Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources," "Management," "Certain Transactions" and "Principal Shareholders."

PREFERRED STOCK

   The Company's Board of Directors has the authority to issue 1,000,000 shares of Preferred Stock, $.001 par value, none of which is issued and outstanding, in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series, and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. The issuance of Preferred Stock with voting or conversion rights may adversely affect the voting rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES AND BYLAWS

   GENERAL. A number of provisions of the Articles of Incorporation ("Articles") and Bylaws ("Bylaws") of the Company concern matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the Board to issue Preferred Stock without further shareholder action, also could delay or frustrate the removal of incumbent Directors or the assumption of control by shareholders, even if such removal or assumption would be beneficial to shareholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of shareholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its shareholders.

   MEETINGS OF SHAREHOLDERS. The Bylaws provide that a special meeting of shareholders may be called by the Board of Directors unless otherwise required by law. The Company's Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a shareholder wishes to propose for consideration at an annual meeting of shareholders.

   NO SHAREHOLDER ACTION BY WRITTEN CONSENT. The Articles provide that any action required or permitted to be taken by the shareholders of the Company at an annual or special meeting of shareholders must be effected at a duly called meeting and may not be taken or effected by a written consent of shareholders in lieu thereof.

   INDEMNIFICATION AND LIMITATION OF LIABILITY. The Bylaws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Florida law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right possessed or hereafter acquired under any bylaw, agreement, vote of shareholders or otherwise. The Articles contain a provision permitted by Florida law that generally eliminates the personal liability of directors for monetary damages unless the director has breached his or her fiduciary duty and such breach constitutes or includes certain violations of criminal law, a transaction from which the director derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

   AMENDMENT OF THE ARTICLES. The Articles provide that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by the holders of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal; provided however, that the affirmative vote of 80% of the total votes eligible to be cast by holders of voting stock, voting together as a single class, is required to amend provisions relating to the establishment of the Board of Directors and amendments to the Articles.

   AMENDMENT OF BYLAWS. The Articles provide that the Bylaws may be amended or repealed by the Board of Directors or by the shareholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the shareholders requires the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of shareholders or a special meeting called for such purposes, unless the Board of Directors recommends that the shareholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

CERTAIN FLORIDA LEGISLATION

   Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Shares Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles and Bylaws also authorize the Company to indemnify the Company's directors, officers, employees and agents. In addition, the Company's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

SHARES ELIGIBLE FOR FUTURE SALE

   After completion of this Offering, the Company will have 1,562,500 shares of Common Stock outstanding (1,675,000 if the Underwriters' over-allotment option is exercised in full). All of these shares of Common Stock offered hereby, will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144, described below.

   In general, under Rule 144 under the Securities Act as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

   The Company, its executive officers, directors and principal shareholders have agreed that for a period of two (2) years from the date of this Prospectus, they will not, without the prior written consent of Argent Securities, Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock. See "Underwriting." The above-referenced shares of Common Stock outstanding do not include an aggregate 516,000 shares of Common Stock issuable upon the exercise of outstanding options, nor the 353,010 shares of Common Stock (based upon the principal amount of the notes at September 30, 1996 and prepayment of $200,000 from the proceeds of this Offering) issuable upon the conversion of the Principal Shareholders' Notes. There are also 262,000 shares of Common Stock reserved to be granted pursuant to the Company's Stock Option Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources," "Management," "Certain Transactions" and "Principal Shareholders."

   Finally, in connection with the Offering, the Company will issue the Warrants and the Underwriters' Warrants. The Company has agreed to register these shares of Common Stock in the Registration Statement of which this Prospectus forms a part. See "Underwriting."

   Prior to this Offering, there has been no market for the shares of Common Stock and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of shares of Common Stock may be sold in the public market may adversely affect prevailing market prices for the shares of Common Stock and/or may impair the Company's ability to raise equity capital in the future.

TRANSFER AGENT AND WARRANT AGENT

   The transfer agent for the Common Stock and the Warrant Agent for the Warrants is Continental Stock Transfer & Trust Co., New York, New York.

                                 UNDERWRITING


   The underwriters named below (the "Underwriters") for whom Corporate Securities Group, Inc. and Argent Securities, Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement between the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of Shares of Common Stock and Warrants set forth opposite their names below:


                                      NUMBER OF     NUMBER OF
UNDERWRITERS                           SHARES       WARRANTS
------------                          ---------     ---------
Corporate Securities Group, Inc......
Argent Securities, Inc...............

                                       -------       -------
  Total..............................  750,000       750,000
                                       =======       =======

  The Underwriters are committed to purchase and pay for all of the shares of Common Stock and Warrants offered hereby if any shares of Common Stock and Warrants are purchased. The shares of Common Stock and Warrants subject to this Offering are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and to various other conditions.

   The Underwriters have advised the Company that the Underwriters propose to offer the shares of Common Stock and Warrants subject to this Offering to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain dealers who are members of
the NASD a concession not in excess of $     per share of Common Stock and $
   per Warrant and such dealers may reallow a concession not in excess of $
   per share of Common Stock and $     per Warrant to certain other dealers
who are members of the NASD.

   The Company has granted to the Representatives an option, exercisable for 45 days from the date of this Prospectus, to purchase up to 112,500 additional shares of Common Stock and 112,500 additional Warrants at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Representatives may exercise this option on one occasion, in whole or in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby.

   The Company has agreed with the Underwriters that the Company will pay to the Underwriters a warrant solicitation fee (the "Warrant Solicitation Fee") equal to 5% of the exercise price of the Warrants exercised beginning one year after the Effective Date and to the extent not inconsistent with the guidelines of the NASD and the rules and regulations to the Commission (including NASD Notice to Members 81-38). Such Warrant Solicitation Fee will be paid to the Underwriters if (a) the market price of the Common Stock on the date that any Warrant is exercised is greater than the exercise price of the Warrant; (b) the exercise of such Warrant was solicited by the Underwriters; (c) prior specific written approval for exercise is received from the customer if the Warrant is held in a discretionary account; (d) disclosure of this compensation agreement is made prior to or upon the exercise of such Warrant; (e) solicitation of the exercise is not a violation of Rule 10b-6 of the Exchange Act; (f) the Underwriter provided bona fide services in exchange for the Warrant Solicitation Fee; and (g) the Underwriter has been specifically designated in writing by the holders of the Warrants as the broker. In addition, unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Underwriters will be prohibited from engaging in any market making activities or solicited brokerage activities with respect to the Securities for the period from nine business days prior to any solicitation of the exercise of any Warrant or nine business days prior to the exercise of any Warrant based on a prior solicitation until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Underwriters may have to receive such a fee for the exercise of the Warrants following such solicitation. As a result, the Underwriters may be unable to continue to provide a market for the securities during certain periods while the Warrants are exercisable.

   The Representatives have informed the Company that the Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

   Prior to this Offering, there has been no public trading market for any securities of the Company. As a result, the public offering price of the Common Stock offered hereby has been determined by negotiations among the Company and the Representatives. Among the factors considered in determining the public offering price of the Common Stock offered hereby were the Company's financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in activities similar to those of the Company and the general condition of the securities market. These prices do not necessarily bear any relationship to the Company's assets, book value, earnings or other established criterion of value.

   The Company has agreed to pay to the Representatives a non-accountable expense allowance of three percent of the gross proceeds of this Offering, of which $50,000 has been paid to date. The Company also has agreed to pay all expenses in connection with registering or qualifying the shares of Common Stock offered hereby for sale under the laws of the states in which such shares of Common Stock are sold by the Underwriters (including expenses of counsel retained for such purpose by the Underwriters, expenses associated with informational meetings, and the expense of all pre-and post-closing advertisements relating to this Offering.

   The Company has agreed to sell to the Representatives for an aggregate price of $75 ($.001 per warrant), non-callable warrants entitling the Representatives to purchase from the Company 75,000 shares of Common Stock and 75,000 Warrants (10 percent of the securities sold in the Offering) at an exercise price of 130% of the public offering price. The Underwriters' Warrants may not be transferred or exercised for one year from the date of this Prospectus, except to officers and partners of the Underwriters or members of the underwriting or selling group, if any, and are exercisable during the four-year period commencing one year from the date of this Prospectus (the "Warrant Exercise Term").

   During the Warrant Exercise Term, the holders of the Underwriters'
Warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock. To the extent that the Underwriters' Warrants are exercised, dilution to the percentage ownership of the Company's shareholders will occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Underwriters' Warrants may be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional equity capital on terms more favorable to the Company than those provided in the Underwriters' Warrants. Any profit realized by the Representatives on sale of the Underwriters' Warrants or the underlying securities may be deemed additional underwriting compensation. The Company has further agreed to place an indeterminable number of shares of Common Stock, underlying the exercise of the Underwriters' Warrants, including additional shares of Common Stock issuable in the event any of the anti-dilution provisions set forth in the instruments evidencing such Underwriters' Warrants are triggered. Subject to certain limitations and exclusions, the Company has agreed, at the request of the holders of a majority of the Underwriters' Warrants, to register the Underwriters' Warrants, and the underlying shares of Common Stock, under the Securities Act on two occasions during the Warrant Exercise Term; one such occasion shall be at the Company's expense. The Company has also agreed to include such Underwriters' Warrants and underlying shares of Common Stock in any appropriate registration statement filed by the Company for five years from the date of this Prospectus. See "Description of Capital Stock--Future Sales of Common Stock."

   All officers, directors and affiliates, as of the Effective Date, have agreed with the Representatives in writing not to sell, assign, or transfer any of their shares of the Company's securities without the Representatives' prior written consent for a period of 24 months from the Effective Date.

   The Company has agreed to enter into a financial advisory agreement with the Representatives for them to offer financial consulting services to the Company for a period of two years commencing on the closing date of the Offering for a fee of $2,000 per month, which amount shall be prepaid in full at the closing of the Offering. Such consulting services are to include evaluating the Company's capital requirements for future growth and expansion, advising the Company as to alternative methods and sources of financing and advising management of the Company regarding potential business opportunities. If the Representatives originate a financing or a merger, acquisition, joint venture, or other transaction to which the Company is a party, the Representatives will be entitled to receive a finder's fee in consideration for origination of such transaction. For a period of two years commencing on the closing date of the Offering, the Representatives will have the right of first refusal to act as underwriter or agent for any and all public or private offerings of the securities of the Company, including any secondary offerings of the Company's securities by the Company or its affiliates.

   The Representatives have the right, for a period of five years following the completion of this Offering or until the Underwriters' Warrants have been exercised in full, whichever comes first, to collectively designate a nominee for election to the Board or, in lieu thereof, to have a representative attend all Board meetings of the Company. Any such nominee may be a director, officer, partner, employee or affiliate of the Representatives. The Company (and its current directors, officers, and existing shareholders) have agreed to support any such nominee designated by the Representatives. The Representatives have advised the Company that they have not presently identified a designee to nominate for election to the Board.

   The Company has agreed that, for a period of two years from the closing of the Offering, without the consent of the Representatives, it shall not redeem any of its securities or pay any dividends, or make any other cash distributions in respect of its securities, in excess of the amount of the Company's current or retained earnings recognized from and after the closing date. See "Dividend Policy."

   For a period of four years following the completion of this Offering, the officers and directors of the Company have agreed to effect any permitted sales of their shares of Common Stock through any of the Representatives provided that the price and terms of execution offered by the Representatives are at least as favorable as those that may be obtained from other brokerage firms.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

   The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the form of Underwriting Agreement filed as an exhibit to the Company's Registration Statement of which this Prospectus forms a part.

                                LEGAL MATTERS

   Certain legal matters with respect to the Common Stock and Warrants offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Lucio, Mandler, Croland, Bronstein, Garbett, Stiphany & Martinez, P.A., Miami, Florida, and Johnson & Montgomery, Atlanta, Georgia are acting as counsel for the Underwriters in this Offering.

                                   EXPERTS

   The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, and by KPMG Bohlins AB, independent accountants, to the extent and for the periods set forth in the respective reports of such firms contained herein and in the Registration Statement. All such financial statements have been included in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   This Prospectus constitutes a part of a Registration Statement on Form
SB-2 filed by the Company with the Commission under the Securities Act with respect to the Common Stock and Warrants offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10007; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxies and information statements and other information regarding issuers that file electronically with the Commission. The Commission's Web site is http://www.sec.gov.

   The Company intends to furnish its shareholders with annual reports containing financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                  ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                        INDEX TO FINANCIAL STATEMENTS

Reports of Independent Certified Public Accountants........................ F-2

Consolidated Balance Sheets at September 30, 1996 and December 31, 1995.... F-4

Consolidated Statements of Income for the nine months ended
 September 30, 1996 and 1995 and for Two Years Ended
 December 31, 1995 and 1994................................................ F-5

Consolidated Statements of Shareholders' Equity at September 30, 1996,
 at December 31, 1995 and 1994, and at January 1, 1994..................... F-6

Consolidated Statements of Cash Flows for the nine months ended
 September 30, 1996 and 1995 and for the Two Years Ended
 December 31, 1995 and 1994................................................ F-7

Summary of Significant Accounting Policies................................. F-8

Notes to Consolidated Financial Statements................................ F-11

The following is the form of opinion we will be in a position to issue upon the completion of the transaction described in Note 1.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Advanced Electronic Support Products, Inc.
Miami, Florida

   We have audited the accompanying consolidated balance sheet of Advanced Electronic Support Products, Inc., and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Advanced Electronic Support Products Computertillbehor i Sweden AB, a foreign subsidiary, which statements reflect total assets of $420,532 as of December 31, 1995, and total revenues of $845,094 and $649,968 for each of the two years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of the other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits and the report of other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Electronic Support Products, Inc., and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for each of the two years then ended in conformity with generally accepted accounting principles.


Miami, Florida                                                  BDO Seidman, LLP
June 28, 1996, except for
  Note 1 which is as
  of          , 199

                     ADVANCED ELECTRONIC SUPPORT PRODUCTS
                        COMPUTERTILLBEHOR I SWEDEN AB
                         INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Advanced Electronic Support Products Computertillbehor i Sweden AB

   We have audited the accompanying balance sheets of Advanced Electronic Support Products Computertillbehor i Sweden AB as of December 31, 1995 and 1994 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Electronic Support Products Computertillbehor i Sweden AB at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

July 12, 1996, except for
  Note 11 which is as of
  November 11, 1996

Thomas Parck
Godkand revisor (Approved Public Accountant in Sweden)
KPMG Bohlins AB

         ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

                                                                                                        PROFORMA
                                                                  DECEMBER 31,     SEPTEMBER 30,     SEPTEMBER 30,
                                                                      1995             1996               1996
                                                                --------------- ----------------  ----------------
                                                                                    (UNAUDITED)       (UNAUDITED)
                        ASSETS (Note 3)
CURRENT
 Cash ........................................................     $  203,804       $  214,490         $  214,490
 Accounts receivable, net of allowance for doubtful accounts of $66,000 and $72,000 in 1995 and 1996, respectively (Note
   5) ........................................................      3,015,018        2,585,929          2,585,929
 Inventories .................................................      3,197,950        3,218,287          3,218,287
 Prepaid expenses and other current assets ...................        105,591          119,913            119,913
                                                                   ----------       ----------         ----------
Total current assets .........................................      6,522,363        6,138,619          6,138,619
Property and equipment, net (Note 2) .........................        380,667          426,867            426,867
                                                                   ----------       ----------         ----------
                                                                   $6,903,030       $6,565,486         $6,565,486
                                                                   ==========       ==========         ==========
             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
 Bank overdraft ..............................................     $   74,889       $       --        $       --
 Notes payable (Note 3) ......................................      1,117,302        1,457,755          1,457,755
 Accounts payable ............................................      2,258,865        1,320,679          1,320,679
 Income taxes payable ........................................         46,603               --                --
                                                                   ----------       ----------         ----------
Total current liabilities ....................................      3,497,659        2,778,434          2,778,434
Convertible promissory note payable ..........................             --               --          1,612,043
                                                                   ----------       ----------         ----------
Total liabilities ............................................      3,497,659        2,778,434          4,390,477
                                                                   ----------       ----------         ----------
Commitments (Notes 8, 9 and 12)
Shareholders' equity (Notes 1 and 12):
Preferred stock, $.001 par value; 1,000,000 shares
  authorized; none issued ....................................             --               --                 --
Common stock, $.001 par value; 20,000,000 shares authorized;
  812,500 shares issued ......................................            813              813                813
 Paid-in capital .............................................         45,901           45,901             45,901
 Retained earnings ...........................................      3,345,549        3,728,161          2,116,118
 Cumulative foreign currency translation adjustment  .........         13,108           12,177             12,177
                                                                   ----------       ----------         ----------
Total shareholders' equity ...................................      3,405,371        3,787,052          2,175,009
                                                                   ----------       ----------         ----------
                                                                   $6,903,030       $6,565,486         $6,565,486
                                                                   ==========       ==========         ==========

         See accompanying summary of significant accounting policies and notes to consolidated financial statements.

         ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME

                                                          YEAR ENDED                 NINE MONTHS ENDED
                                                         DECEMBER 31,                  SEPTEMBER 30,
                                                -----------------------------  ----------------------------
                                                     1994           1995            1995           1996
                                                ------------- --------------  ------------- ---------------
                                                                                        (UNAUDITED)

NET SALES (Notes 4, 5 and 6) .................    $8,797,001     $13,721,014     $8,859,018     $9,713,478
                                                  ----------     -----------     ----------     ----------
OPERATING EXPENSES:

 Cost of sales ...............................     4,905,143       8,507,520      5,408,497      5,824,083

 Selling, general and administrative expenses      2,993,700       3,951,931      2,529,886      3,055,775
                                                  ----------     -----------     ----------     ----------
Total operating expenses .....................     7,898,843      12,459,451      7,938,383      8,879,858
                                                  ----------     -----------     ----------     ----------
INCOME FROM OPERATIONS .......................       898,158       1,261,563        920,635        833,620
Other income (expenses), net .................        88,201          73,911       (102,217)       (95,492)
                                                  ----------     -----------     ----------     ----------
INCOME BEFORE INCOME TAXES ...................       986,359       1,335,474        818,418        738,128
Provision for income taxes (Note 10)  ........        11,534          44,680         18,184         10,057
                                                  ----------     -----------     ----------     ----------
NET INCOME ...................................    $  974,825     $ 1,290,794     $  800,234     $  728,071
                                                  ==========     ===========     ==========     ==========
PRO FORMA AMOUNTS (NOTE 1):

 Income before income taxes ..................       986,359       1,335,474        818,418        738,128

 Provision for income taxes (Note 10)  .......       347,534         483,680        311,184        267,057
                                                  ----------     -----------     ----------     ----------
PRO FORMA NET INCOME .........................    $  638,825     $   851,794     $  507,234     $  471,071
                                                  ==========     ===========     ==========     ==========
Pro forma net income per share ...............    $      .52     $       .69     $      .41     $      .38
Weighted average number of shares of common
  stock outstanding ..........................     1,229,844       1,229,844      1,229,844      1,229,844
                                                  ==========     ===========     ==========     ==========

Supplemental pro forma net income per share  .                   $       .64                    $      .36
                                                                 ===========                    ==========

         See accompanying summary of significant accounting policies and notes to consolidated financial statements.

         ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                     CUMULATIVE
                                                                                      FOREIGN
                                                     ADDITIONAL                       CURRENCY           TOTAL
                                          COMMON      PAID-IN         RETAINED      TRANSLATION      STOCKHOLDERS'
                                          STOCK       CAPITAL         EARNINGS       ADJUSTMENT         EQUITY
                                        --------- -------------  -------------- -------------- -------------------
Balance at January 1, 1994 ...........     $813       $45,901       $ 1,582,107       $    --        $ 1,628,821
Distributions ........................       --            --          (193,495)           --           (193,495)
Net Income ...........................       --            --           974,825            --            974,825
Cumulative foreign currency
  translation adjustment .............       --            --                --        (1,363)            (1,363)
                                           ----       -------       -----------       -------        -----------
Balance at December 31, 1994 .........      813        45,901         2,363,437        (1,363)         2,408,788
Distributions ........................       --            --          (308,682)           --           (308,682)
Net Income ...........................       --            --         1,290,794            --          1,290,794
Cumulative foreign currency
  translation adjustment .............       --            --                --        14,471             14,471
                                           ----       -------       -----------       -------        -----------
Balance at December 31, 1995 .........      813        45,901         3,345,549        13,108          3,405,371
Period Ended September 30, 1996
  (Unaudited):
Distributions ........................       --            --          (345,459)           --           (345,459)
Net Income ...........................       --            --           728,071            --            728,071
Cumulative foreign currency
  translation adjustment .............       --            --                --          (931)              (931)
                                           ----       -------       -----------       -------        -----------
Balance at September 30, 1996
  (Unaudited) ........................     $813       $45,901       $ 3,728,161       $12,177        $ 3,787,052
                                           ====       =======       ===========       =======        ===========
Proforma period ended
  September 30, 1996 (Unaudited):
Balance at December 31, 1995 .........     $813       $45,901       $ 3,345,549       $13,108        $ 3,405,371
Distributions ........................       --            --        (1,957,502)           --         (1,957,502)
Net income ...........................                                  728,071            --            728,071
Cumulative foreign currency
  translation adjustment .............       --            --                --          (931)              (931)
                                           ----       -------       -----------       -------        -----------
Proforma balance at September 30,
  1996 (Unaudited) ...................     $813       $45,901       $ 2,116,118       $12,177        $ 2,175,009
                                           ====       =======       ===========       =======        ===========

         See accompanying summary of significant accounting policies and notes to consolidated financial statements.

        ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED                NINE MONTHS ENDED
                                                              DECEMBER 31,                 SEPTEMBER 30,
                                                      ----------------------------  --------------------------
                                                          1994           1995            1995          1996
                                                      ------------ --------------  ------------ --------------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES:
Net income .........................................    $ 974,825     $ 1,290,794     $ 800,234     $ 728,071
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
      Loss on disposition of property
       and equipment  ..............................        5,290              --           --           --
   Provision for losses on accounts receivable  ....        2,298           5,812        13,598         6,000
   Depreciation and amortization ...................       38,177          62,548        17,936        38,160
   Deferred income taxes ...........................       (2,224)         (5,679)           --           --
   (Increase) decrease in:
    Accounts receivable ............................     (894,555)     (1,414,312)     (808,591)      423,089
    Inventories ....................................     (183,553)     (1,277,611)     (728,653)      (20,337)
    Prepaid expenses and other
      current assets ...............................      (62,858)         51,659       115,272       (14,322)
   Increase (decrease) in:
    Bank overdraft .................................           --          74,889            --       (74,889)
    Accounts payable and accrued expenses  .........      418,773       1,090,830       424,765      (938,186)
    Income taxes payable ...........................        8,702          33,787       (17,197)      (46,603)
                                                        ---------     -----------     ---------     ---------
Net cash provided by (used in) operating activities       304,875         (87,283)     (182,636)      100,983
                                                        ---------     -----------     ---------     ---------
INVESTING ACTIVITIES:
 Additions to property and equipment ...............      (39,303)       (362,102)     (158,111)      (84,360)
                                                        ---------     -----------     ---------     ---------
FINANCING ACTIVITIES:
 Net proceeds (payments) on borrowings .............     (154,286)        647,049       483,573       340,453
 Loan from (repayment to) affiliate ................       73,740          46,260        46,260            --
 Dividend distributions ............................     (193,495)       (308,682)     (308,682)     (345,459)
                                                        ---------     -----------     ---------     ---------
Net cash provided by (used in) financing activities      (274,041)        384,627       221,151        (5,006)
                                                        ---------     -----------     ---------     ---------
NET INCREASE (DECREASE) IN CASH ....................       (8,469)        (64,758)     (119,596)       11,617
Effect of exchange rate changes in cash ............     (113,087)         31,284        27,921          (931)
CASH, AT BEGINNING OF YEAR .........................      358,834         237,278       237,278       203,804
                                                        ---------     -----------     ---------     ---------
CASH, AT END OF PERIOD .............................    $ 237,278     $   203,804     $ 145,603     $ 214,490
                                                        =========     ===========     =========     =========
SUPPLEMENTAL INFORMATION:
 Cash paid for:
  Interest .........................................    $  24,976     $    65,416     $  53,302     $  98,457
  Taxes ............................................        2,832          13,468         4,861        56,660

         See accompanying summary of significant accounting policies and notes to consolidated financial statements.

         ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

DESCRIPTION OF BUSINESS

   Advanced Electronic Support Products, Inc., (AESP) is primarily a wholesaler of computer cables and accessories whose customers are computer dealers and retailers located in the U.S. and foreign markets. The Company grants credit to customers without collateral.

SUBSIDIARIES AND BASIS OF PRESENTATION

   As the subsidiaries, Advanced Electronic Support Products Computertillbehor i Sweden AB ("AESP Sweden") and AESP Computerzubehor GmbH ("AESP Germany"), are based and operating in Germany and Sweden, the functional and reporting currency for statutory purposes is the German Mark and Swedish Krona, respectively. These financial statements have been translated to United States Dollars (U.S. $) using a methodology consistent with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. Assets and liabilities are translated to U.S. $ at the rate prevailing on the balance sheet dates and the income statements have been translated from the functional currency to U.S. $ using an average exchange rate for the applicable period. Exchange gains (losses) (approximately $64,000 and $18,000 for the years ended December 31, 1995 and 1994, respectively, and $(20,613) and $(41,108), for the nine months ended September 30, 1996 and 1995, respectively) are included in other income in the accompanying consolidated statements of income.

PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements include the accounts of AESP and the subsidiaries (collectively, the Company). Intercompany transactions and balances have been eliminated in combination.

INVENTORIES

   Year ended inventories are stated at the lower of cost or market using the last in, first-out method for AESP and the first-in, first-out method for the subsidiaries. Inventory of AESP would be approximately the same had they used the first-in, first-out method.

PROPERTY AND EQUIPMENT

   Property and equipment is recorded at cost. Depreciation and amortization is computed by the straight line and accelerated methods based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the asset or the lease.

REVENUE RECOGNITION

   Revenues are recognized at the time of shipment of the respective merchandise.

INCOME TAXES

   AESP, with the consent of its shareholders, elected to be taxed as an S Corporation. Shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for federal or state income tax is required.

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

   The pro forma provisions for income taxes and net income assume that the Company was subject to income tax.

   AESP Germany and AESP Sweden are subject to taxation in Germany and Sweden, respectively, and accordingly, calculate and report the tax charges in accordance with applicable statutory regulations.

   For the purpose of these financial statements the Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income taxes for all periods presented. Under the asset and liability method of SFAS 109, deferred taxes are recognized for differences between financial statement and income tax bases of assets and liabilities.

   Upon the Company becoming subject to income taxes, a deferred tax liability will be recorded, through a charge to operations, for the tax effect of cumulative temporary differences between financial statement and tax purposes. Such deferred tax liability results principally from temporary differences relating to allowance for doubtful accounts and the repatriation of the income of the foreign subsidiaries and would have amounted to approximately $33,000 at September 30, 1996 had the Company been subject to federal and state taxes at such date.

USE OF ESTIMATES

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimated amounts.

EARNINGS PER SHARE

   Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during each period, after giving effect to the stock split (described in Note 1), the assumed conversion of the notes to be issued to the existing shareholders at $4.00 a share, and the exercise of the options with respect to 63,000 shares as described in Note 12.

   Supplemental pro forma net income per share for the year ended December 31, 1995 and for the nine months ended September 30, 1996 is based on the weighted average number of outstanding shares of common stock used in the computation of pro forma net income per share plus the 195,833 and 254,167 shares, calculated at an offering price of $6.00 per share, being sold by the Company in the offering to repay borrowings, including the $200,000 payment to be made to shareholders with respect to the convertible, subordinated notes, of $1,175,000 at December 31, 1995 and $1,525,000 at September 30, 1996, respectively. The computation gives effect to elimination of interest costs associated with the borrowings, net of pro forma income taxes.

FUTURE ACCOUNTING PRONOUNCEMENT

   In October 1995, FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company does not presently intend to adopt the fair value based method but instead will disclose the effects of the calculation required by the statement.

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

INTERIM FINANCIAL STATEMENTS

   The financial statements for the nine months ended September 30, 1996 and 1995 are unaudited. In the opinion of management, such financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and the results of operations. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

         ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

1. REORGANIZATION

   The accompanying financial statements give effect to the recapitalization,
effected on          , 199 , of the Company in connection with the
contemplated public offering of its common stock, the termination of AESP's federal income status as an S-Corporation and the contribution, to AESP, of the shares of stock in AESP Sweden and AESP Germany, whose shares of common stock are owned by the shareholders of AESP. The contribution of shares will be accounted for under the pooling of interest method as the transaction will be treated as a combination of companies under common control.

   In connection with the public offering, immediately prior to the effectiveness of the registration statement, AESP will issue a stock dividend in the form of a stock split, whereby the 66 2/3 shares of stock presently outstanding (after cancellation of the shares held in treasury), will be converted into 812,500 shares of common stock. AESP increased its authorized capital from 100 shares, $1 par value to 20,000,000 shares of common stock, $.001 par value and 1,000,000 shares of preferred stock, $.001 par value.

   The components of shareholders' equity, all shares and per share amounts have been retroactively adjusted to reflect the stock split.

2. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                                    DECEMBER 31,     SEPTEMBER 30,
                                                        1995             1996
                                                  --------------- ----------------
Leasehold improvements .........................      $222,529         $295,282
Office equipment ...............................        82,488           93,320
Machinery and equipment ........................        45,766           45,766
Furniture and fixtures .........................        48,843           49,963
Vehicles .......................................        79,639           79,294
                                                      --------         --------
                                                       479,265          563,625
Less: accumulated depreciation and amortization         98,598          136,758
                                                      --------         --------
                                                      $380,667         $426,867
                                                      ========         ========

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

3. NOTES PAYABLE

   Notes payable consist of the following:

                                                              DECEMBER 31,     SEPTEMBER 30,
                                                                  1995             1996
                                                            --------------- ----------------
Prime + .75% (9.25% at December 31, 1995) line of credit
  with a financial institution in the amount of
  $1,850,000, payable monthly, due July 25, 1996. ........     $  975,000       $       --
Prime plus .50% (9% at September 30, 1996) line of credit
  with a financial institution in the amount of $2,500,000
  payable July 26, 1997 (Guaranteed by shareholders) .....             --        1,325,000
8.5% note payable to an entity owned by the Shareholders
  of the Company, payable upon demand. ...................        120,000          120,000
Other ....................................................         22,302           12,755
                                                               ----------       ----------
                                                               $1,117,302       $1,457,755
                                                               ==========       ==========

4. FOREIGN OPERATIONS

   Information about the Company's operations in different geographic areas for the years ended December 31, 1995 and 1994 and the nine months ended September 30, 1996 and 1995 is as follows:

                                                            SWEDEN
                                        UNITED STATES     AND GERMANY     ELIMINATION     CONSOLIDATED
                                      ---------------- --------------  -------------- ----------------
Year ended December 31, 1994:
 Sales to unaffiliated customers  ..     $ 7,152,103      $1,644,898       $      --      $ 8,797,001
 Transfers between geographic areas          641,789              --        (641,789)              --
                                         -----------      ----------       ---------      -----------
 Total .............................     $ 7,793,892      $1,644,898       $(641,789)     $ 8,797,001
                                         ===========      ==========       =========      ===========
 Operating Income ..................     $   841,836      $   52,041       $   4,281      $   898,158
                                         ===========      ==========       =========      ===========
 Identifiable assets ...............     $ 2,853,798      $1,057,035       $   4,281      $ 3,915,114
                                         ===========      ==========       =========      ===========
Year Ended December 31, 1995:
 Sales to unaffiliated customers  ..     $11,376,399      $2,344,615       $      --      $13,721,014
                                         ===========      ==========       =========      ===========
 Transfers between geographic areas          888,433              --        (888,433)              --
                                         -----------      ----------       ---------      -----------
 Total .............................     $12,264,832      $2,344,615       $(888,433)     $13,721,014
                                         ===========      ==========       =========      ===========
 Operating Income ..................     $ 1,139,541      $  132,325       $ (10,303)     $ 1,261,563
                                         ===========      ==========       =========      ===========
 Identifiable assets ...............     $ 5,797,358      $1,111,694       $  (6,022)     $ 6,903,030
                                         ===========      ==========       =========      ===========

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

4. FOREIGN OPERATIONS--(CONTINUED)

                                                              SWEDEN
                                          UNITED STATES     AND GERMANY     ELIMINATION     CONSOLIDATED
                                        ---------------- --------------  -------------- ----------------
Nine months ended September 30, 1995:
 Sales to unaffiliated customers  ....     $7,030,697       $1,828,321       $      --       $8,859,018
 Transfers between geographic areas  .        733,727               --        (733,727)              --
                                           ----------       ----------       ---------       ----------
 Total ...............................     $7,764,424       $1,828,321       $(733,727)      $8,859,018
                                           ==========       ==========       =========       ==========
 Operating Income ....................     $  801,057       $  143,780       $ (24,202)      $  920,635
                                           ==========       ==========       =========       ==========
 Identifiable assets .................     $4,778,797       $1,141,866       $(548,675)      $5,371,988
                                           ==========       ==========       =========       ==========
Nine months ended September 30, 1996:
 Sales to unaffiliated customers  ....     $7,698,278       $2,015,200       $      --       $9,713,478
                                           ==========       ==========       =========       ==========
 Transfers between geographic areas  .        804,081               --        (804,081)              --
                                           ----------       ----------       ---------       ----------
 Total ...............................     $8,502,359       $2,015,200       $(804,081)      $9,713,478
                                           ==========       ==========       =========       ==========
 Operating Income ....................     $  764,347       $   63,106       $   6,167       $  833,620
                                           ==========       ==========       =========       ==========
 Identifiable assets .................     $5,994,647       $1,180,326       $(609,487)      $6,565,486
                                           ==========       ==========       =========       ==========

   Transfers between geographic areas are made at prices which approximate prices charged to unaffiliated customers and have been eliminated from combined revenues.

   Identifiable assets are those assets, that are identified with the operations in each geographic area. Foreign sales, including those of AESP, for the years ended December 31, 1995 and 1994 approximated 22% and 23% of combined revenues, respectfully and for the nine months ended September 30, 1996 and 1995 approximated 23% and 18% of combine revenues, respectively.

5. RELATED PARTY TRANSACTIONS

   The Company had sales of approximately $170,000 and $59,000 during the years ended December 31, 1995 and 1994, respectively, and sales of approximately $128,000 for the nine months ended September 30, 1995 to an entity owned by the shareholders of the Company. There were no sales to such entity for the nine months ended September 30, 1996. Accounts receivable at December 31, 1995 include approximately $73,000, respectively, from such entity. There was no receivable from such entity at September 30, 1996.

6. SIGNIFICANT CUSTOMERS

   For 1995, two customers accounted for 16.5% and 12.0% of consolidated revenues. For 1994, no customer accounted for 10% or more of consolidated revenues. For the nine months ended September 30, 1996 and 1995, one customer accounted for 14% and 18%, respectively, of consolidated revenues.

7. FINANCIAL INSTRUMENTS

   The carrying amounts of financial instruments including accounts receivable, accounts payable and short-term debt approximated fair value due to the relatively short maturity.

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

8. COMMITMENTS

   The Company rents office space under non-cancelable leases expiring in 1998. The minimum future rental commitment for leases in effect at September 30, 1996, including leases to related parties, approximates the following:

 YEARS ENDING DECEMBER 31,
 -------------------------
   1996 .................   $ 41,800
   1997 .................     87,200
   1998 .................     45,200
   1999 .................     43,200
   2000 .................     43,200
   Thereafter ...........     21,600
                            --------
                            $282,200
                            ========

   In July 1996, the Company entered into a five year lease to rent office and warehouse space from an entity owned by the shareholders of the Company at $3,600 per month. The mortgage on the property has been guaranteed by the Company. The balance outstanding at September 30, 1996 and December 31, 1995 approximated $247,000 and $260,000, respectively.

   Rent expense in 1995 and 1994 aggregated approximately $112,000 and $102,000, respectively, including $43,200 and $46,800 to related parties. Rent expense for the nine months ended September 30, 1996 and 1995, aggregated approximately $132,000 and $44,000, respectively, including $36,000 and $32,400, respectively, to related parties.

   The Company is liable under a patent license agreement, expiring in 2000, whereby it is required to pay a fee (as defined) for each product sold subject to the agreement. During 1995 and 1994, approximately $18,000 and $17,000, respectively, of royalties were paid. For the nine months ended September 30, 1996 and 1995, approximately $11,000 and $18,000, respectively, of royalties were paid.

9. DEFERRED COMPENSATION PLAN

   In 1995, the Company adopted a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Employees contribute to the plan a percentage of their salaries, subject to certain dollar limitations and the Company matches a portion of the employees' contributions. The Company's contributions to the plan for the 1995 amounted to $4,300. The Company's contributions to the plan for the nine months ended September 30, 1996 amounted to $15,629. No contributions were made during the nine months ended September 30, 1995.

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

10. INCOME TAXES

   The following are the components of pro forma income tax expense:

                    YEAR ENDED             NINE MONTHS ENDED
                   DECEMBER 31,              SEPTEMBER 30,
             ------------------------  ------------------------
                 1994         1995         1995         1996
             ----------- -----------  ----------- -------------
Current
 Federal  .    $287,940     $357,568     $277,039     $219,257
 State ....      49,055       62,985       16,124       36,957
 Foreign  .      13,758       50,359       18,184       10,057
               --------     --------     --------     --------
                350,753      470,912      311,347      266,271
               --------     --------     --------     --------
Deferred
 Federal  .        (940)      17,432         (154)         743
 State ....         (55)       1,015           (9)          43
 Foreign  .      (2,224)      (5,679)          --          --
               --------     --------     --------     --------
                 (3,219)      12,768         (163)         786
               --------     --------     --------     --------
Total .....    $347,534     $483,680     $311,184     $267,057
               ========     ========     ========     ========

   The proforma provision for income taxes represents the estimated income taxes that would have been reported had AESP not been an S Corporation and had been subject to Federal and state income taxes.

   The reconciliation of proforma and foreign income tax attributed to the continuing operations computed at the United States federal statutory tax rate of 34% to income tax expense is as follows:

                                                     YEAR ENDED             NINE MONTHS ENDED
                                                    DECEMBER 31,              SEPTEMBER 30,
                                              ------------------------  ------------------------
                                                  1994         1995         1995         1996
                                              ----------- -----------  ----------- -------------
Tax at the United States statutory rate  ...    $335,362     $454,062     $278,263     $250,964
States income taxes, net of federal benefit       32,675       42,466       28,409       24,855
Differences in effective income tax of
  other countries ..........................     (20,503)     (12,848)       4,512       (8,762)
                                                --------     --------     --------     --------
Total ......................................    $347,534     $483,680     $311,184     $267,057
                                                ========     ========     ========     ========

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

10. INCOME TAXES--(CONTINUED)

   Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred assets and liabilities are as follows:

                                                        DECEMBER 31,            SEPTEMBER 30,
                                                   ----------------------  ---------------------
                                                      1994        1995        1995        1996
                                                   --------- -----------  --------- ------------
Deferred tax liability:
 Untaxed foreign reserves .......................   $ 5,679     $    --     $    --   $    --
Proforma Items:
 Deferred tax assets
  Allowance for doubtful account ................    24,560      24,836       27,766     24,050
 Deferred tax liabilities
  Repatriation of income of foreign subsidiaries     14,278      33,000       23,000     33,000
                                                    -------     -------      -------    -------
 Net deferred tax asset/(liability) .............   $ 4,603     $(8,164)     $ 4,766    $(8,950)
                                                    =======     =======      =======    =======

   The majority of the provision for income taxes relates to the Swedish operations. The statutory tax rate in Sweden for 1996, 1995 and 1994 is 28%.

11. PROPOSED MERGER

   Included in selling, general and administrative expenses for the nine months ended September 30, 1996, is approximately $125,000 of costs and expenses in connection with a proposed merger which was unsuccessful.

12. SUBSEQUENT EVENTS

   In October, 1996, the Company signed a letter with an underwriter to raise capital through an initial public offering of 750,000 shares of $.001 par value per share common stock plus 750,000 redeemable common share purchase warrants of the Company. The Company has also granted the underwriter an over-allotment option to sell an additional 112,500 shares and warrants in the public offering.

   Upon completion of the offering, the Company will enter into a financial advisory agreement with the underwriter for a period of two years, for an aggregate fee of $48,000.

   In connection with the offering, the Company intends to (i) make a distribution to its current Shareholders of $1,328,095, plus an adjustment for 1996 earnings (as defined), in the form of a seven year, prime + 1%, convertible (at $4.00 per share), subordinated promissory note payable, (ii) enter into five year employment agreements with its current shareholders which includes a minimum annual compensation of $150,000 plus performance bonuses, (iii) issue options, to each of its two shareholders, to purchase 225,000 shares of common stock at the initial public offering price, of which 125,000 shares are considered contingent options which vest and are exercisable seven years after the date of grant, with provision for earlier vesting based upon future earnings per share, net income or trading prices of the Company's common stock (all as defined) and (iv) establish a stock option plan for its employees, initially providing for 265,000 options.

           ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
   UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

12. SUBSEQUENT EVENTS--(CONTINUED)

   At September 30, 1996, the foregoing notes to shareholders would result in a charge of $1,612,043 to retained earnings. The proforma balance sheet at September 30, 1996 gives effect to such distribution.

   The aforementioned employment agreements will provide for annual increases, as defined. In the event of a change in control of the Company (as defined) the shareholders may terminate their employment with the Company for a lump sum payment of $750,000 each. In addition, the Company will provide the shareholders with a $1,000,000 term life issued policy and an automobile allowance.


   Effective January 1, 1997, the Company entered into a consulting agreement for a period of two years in which the consultant will be paid $16,300 per month. In addition , the Company has granted the consultant a seven year option to purchase 63,000 shares of its common stock, at $4.00 a share with respect to 23,000 shares and $6.00 a share with respect to 40,000 shares.

===============================================================================

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                              -----------------

                              TABLE OF CONTENTS

                              PAGE
                            -------
PROSPECTUS SUMMARY .......      3
RISK FACTORS .............      6
USE OF PROCEEDS ..........     14
DIVIDEND POLICY ..........     15
DILUTION .................     16
CAPITALIZATION ...........     17
SELECTED FINANCIAL
  INFORMATION ............     18
MANAGEMENT'S DISCUSSION
  AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS
  OF OPERATION ...........     19
BUSINESS .................     24
MANAGEMENT ...............     30
CERTAIN TRANSACTIONS  ....     35
PRINCIPAL SHAREHOLDERS  ..     36
DESCRIPTION OF
  CAPITAL STOCK ..........     37
UNDERWRITING .............     41
LEGAL MATTERS ............     44
EXPERTS ..................     44
ADDITIONAL INFORMATION  ..     44
INDEX TO FINANCIAL
  STATEMENTS .............    F-1

 UNTIL         , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
===============================================================================


                        750,000 SHARES OF COMMON STOCK
                                     AND
                              750,000 REDEEMABLE
                        COMMON STOCK PURCHASE WARRANTS

                                    [LOGO]

                                   ADVANCED
                                  ELECTRONIC
                                   SUPPORT
                                PRODUCTS, INC.

                                 COMMON STOCK

                                  ----------
                                  PROSPECTUS
                                  ----------

                             CORPORATE SECURITIES
                                 GROUP, INC.

                           ARGENT SECURITIES, INC.

                                       , 1997

===============================================================================

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

   Pursuant to the provisions of Section 607.0850(1) of the Florida Business Corporation Act, the Company has the power to indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the Company), because such person is or was a director, officer, employee, or agent of the Company (or is or was serving at the request of the Company under specified capacities) against liability incurred in connection with such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the Company (and with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person's conduct was unlawful).

   With respect to a proceeding by or in the right of the Company to procure a judgment in its favor, Section 607.0850(2) of the Florida Business Corporation Act provides that the Company shall have the power to indemnify any person who is or was a director, officer, employee, or agent of the Company (or is or was serving at the request of the Company under specified capacities) against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which the proceeding was brought, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

   Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding,
(b) if such a quorum is not attainable or by majority vote of a committee designated by the Board of Directors consisting of two or more directors not parties to the proceeding, (c) by independent legal counsel selected by the Board of Directors described in the foregoing parts (a) and (b), or if a quorum cannot be obtained, then selected by a majority vote of the full Board of Directors, or (d) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding.

   Section 607.0850(12) of the Florida Business Corporation Act permits the Company to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company (or is or was serving at the request of the Company in specified capacities) against any liability asserted against such person or incurred by such person in any such capacity whether or not the Company has the power to indemnify such person against such liability.

ARTICLES OF INCORPORATION

   The Articles of Incorporation of the Company (the "Articles") provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 607.0850 of the Florida Business Corporation Act. The Articles of Incorporation further provide that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

   The Articles also contain a provision that eliminates the personal liability of the Company's directors to the Company for monetary damages unless the director has breached his or her fiduciary duty and such breach constitutes or includes certain violations of criminal law, a transaction from which the director derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or wilful acts or misconduct. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

SECURITIES AND EXCHANGE COMMISSION POLICY

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The estimated expenses* in connection with the issuance of the securities being registered are as follows:



SEC Registration Fee ...............................     $  3,869.12
NASD Filing Fee ....................................          972.00
NASDAQ Listing Fee .................................        6,675.00
CSE Listing Fee.....................................       20,000.00
3% Non-Accountable Expenses ........................      101,250.00
Printing Expenses ..................................       35,000.00
Accounting Fees and Expenses .......................       80,000.00
Legal Fees and Expenses ............................      125,000.00
Blue Sky Fees and Expenses .........................       60,000.00
Transfer Agent and Registrar Fees and Expenses  ....       20,000.00
Miscellaneous ......................................       10,000.00
                                                         -----------
  Total ............................................     $462,766.12
                                                         ===========


----------
* All amounts, except the SEC registration fee and the NASD filing fee, are estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

   The Company did not sell any shares of Common Stock during the past three years.

ITEM 27. EXHIBITS.

 (A) EXHIBITS.


   EXHIBIT
   NUMBER    DESCRIPTION
   -------   -----------

     1       Form of Underwriting Agreement between the Company and the Underwriters***
     3.1     Amended and Restated Articles of Incorporation of the Company***
     3.2     Bylaws of the Company***
     3.3     Articles of Amendment to Amended and Restated Articles of Incorporation***
     3.4     Amended and Restated Bylaws of the Company***
     4.1     Form of Common Stock Certificate***
     4.2     Form of Warrant Agreement*** and Form of Warrant Certificate*
     4.3     Form of Purchase Option Agreement***
     4.4     Form of Underwriter's Warrant***
     4.5     Form of Underwriter's Option Certificate***
     5       Opinion of Akerman, Senterfitt & Eidson, P.A.*
    10.1     Loan Agreement between the Company and SunTrust Bank Miami, N.A., dated July 26, 1996***
    10.2     Lease Agreement between the Company and RSB Holdings, Inc., dated July 15, 1996***
    10.3     Promissory Note between the Company and U.S. Advantage, dated July 15, 1995***
    10.4     Form of 1996 Stock Option Plan***
    10.5     Form of Employment Agreement between the Company and Slav Stein***
    10.6     Form of Employment Agreement between the Company and Roman Briskin**
    10.7     Form of Convertible Subordinated Promissory Note from the Company to Messrs. Stein and Briskin***
    10.8     Form of Stock Option Agreement between the Company and Messrs. Stein and Briskin***
    10.9     Form of Mahoney Consulting Agreement***
    10.10    Form of Financial Advisory Agreement***
    10.11    Form of Contingent Stock Option Agreement between the Company and Messrs. Stein and Briskin***
    10.12    Form of Lock-Up Agreement*
    21       List of Subsidiaries***
    23.1     Consent of Akerman, Senterfitt & Eidson, P.A. (included in Exhibit 5)***
    23.2     Consent of BDO Seidman, LLP*
    23.3     Consent of KPMG Bohlins AB*
    27       Financial Data Schedule (for the Securities and Exchange Commission purposes only)***

----------
    * Filed herewith.
   ** Identical to exhibit 10.5.
  *** Previously filed.


ITEM 28. UNDERTAKINGS.

   (a) The undersigned small business issuer hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (d) The undersigned small business issuer hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;


          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and notwitstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.


          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 6th day of February, 1997.



                                ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.



                                By: /s/ SLAV STEIN
                                    ------------------------------------
                                    Slav Stein, President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated:


          SIGNATURE                            TITLE                            DATE
          ---------                            -----                            ----

/s/ SLAV STEIN               President and Director                    February 6, 1997
 Slav Stein                    (and for execution purposes in the
                               capacity as Chief Executive Officer)

/s/ ROMAN BRISKIN            Vice President and Director               February 6, 1997
 Roman Briskin                 (and for execution purposes in the
                               capacity as Chief Financial Officer)

/s/ TERRENCE R. DAIDONE      Director                                  February 6, 1997
 Terrence R. Daidone

                               INDEX TO EXHIBITS

   EXHIBIT
   NUMBER         DESCRIPTION
   -------        -----------



     4.2     Form of Warrant Certificate
     5       Opinion of Akerman, Senterfitt & Eidson, P.A.
    10.12    Form of Lock-Up Agreement
    23.2     Consent of BDO Seidman, LLP
    23.3     Consent of KPMG Bohlins AB